   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 7, 1995


                                                       REGISTRATION NO. 33-62161

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                 PRE-EFFECTIVE
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                             VLSI TECHNOLOGY, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                   1109 MCKAY DRIVE           94-2597282
(State or other jurisdiction of      SAN JOSE, CALIFORNIA     (I.R.S. Employer
incorporation or organization)             95131             Identification No.)
                                      Telephone: (408)
                                          434-3100

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ALFRED J. STEIN
                        CHAIRMAN OF THE BOARD, PRESIDENT
                          AND CHIEF EXECUTIVE OFFICER
                             VLSI TECHNOLOGY, INC.
                                1109 MCKAY DRIVE
                               SAN JOSE, CA 95131
                           TELEPHONE: (408) 434-3100

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

      LARRY W. SONSINI, Esq.                CHRISTOPHER L. KAUFMAN, Esq.
        JOHN A. FORE, Esq.                    TRACY K. EDMONSON, Esq.
Wilson, Sonsini, Goodrich & Rosati                Latham & Watkins
     Professional Corporation            505 Montgomery Street, Suite 1900
        650 Page Mill Road                San Francisco, California 94111
 Palo Alto, California 94304-1050                  (415) 391-0600
          (415) 493-9300

                           --------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                           --------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE


                                                                                PROPOSED
                                                                                MAXIMUM
                                                               AMOUNT          AGGREGATE         AMOUNT OF
           TITLE OF EACH CLASS OF SECURITIES                   TO BE            OFFERING        REGISTRATION
                    TO BE REGISTERED                       REGISTERED (1)      PRICE (2)          FEE (3)
   % Convertible Subordinated Notes due 2005............    $172,500,000      $172,500,000        $59,483
Common Stock, $0.01 par value...........................        (4)                --                --

(1) Includes $22,500,000 in principal amount of Notes that the Underwriters have the option to purchase solely to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the amount of the registration fee, in accordance with Rule 457(o) promulgated under the Securities Act of 1933.
(3)  Previously paid.
(4) Such indeterminable number of shares of Common Stock as may be required for issuance upon conversion of the Notes being registered hereunder. Includes Preferred Share Purchase Rights associated with such Common Stock.


                           --------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION,
                               SEPTEMBER 7, 1995


PROSPECTUS
$150,000,000
    [LOGO]

  % CONVERTIBLE SUBORDINATED NOTES DUE 2005


The % Convertible Subordinated Notes due 2005 (the "Notes") of VLSI Technology, Inc. ("VLSI" or the "Company") offered hereby will mature on October 1, 2005. Interest on the Notes is payable on April 1 and October 1 of each year commencing April 1, 1996. The Notes are convertible into shares of Common Stock, $.01 par value per share (the "Common Stock"), of the Company at any time on or before the close of business on the last trading day prior to maturity, unless
previously redeemed, at  a conversion price  of $        per  share, subject  to
adjustment in certain events as described herein.



The Common Stock of the Company is quoted on the Nasdaq National Market ("Nasdaq") under the symbol "VLSI." On September 6, 1995, the last reported sale price of the Common Stock on Nasdaq was $34.375 per share. See "Price Range of Common Stock and Dividend Policy." The Company intends to apply for approval for quotation of the Notes on the Nasdaq Stock Market under the symbol "VLSIG."



The Notes are subordinated in right of payment to all existing and future Senior Debt (as defined) of the Company and effectively subordinated to all existing and future liabilities and obligations of the Company's subsidiaries. As of June 30, 1995, the total principal amount of Senior Debt of the Company would have been approximately $64.2 million (not including the Company's 7% Convertible Subordinated Debentures due 2012, which were converted or redeemed subsequent to June 30, 1995) and other liabilities and obligations of the Company's subsidiaries (excluding intercompany indebtedness) that would have effectively ranked senior to the Notes would have been approximately $33.9 million. The Notes are redeemable, in whole or in part, at the option of the Company at any time on or after October 3, 1997, at the redemption prices set forth herein plus accrued interest, except that the Notes may not be redeemed prior to October 3, 1999 unless the closing price of the Common Stock is at least 125% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days ending on the fifth trading day prior to the notice of redemption. No sinking fund is provided for the Notes. In addition, following the occurrence of a Designated Event (i.e., a Change of Control or Termination of Trading (each as defined)), each holder has the right to cause the Company to purchase the Notes at 101% of their principal amount together with accrued and unpaid interest. See "Description of Notes."


SEE "RISK FACTORS" COMMENCING AT PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PURCHASERS OF THE NOTES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


- ----------------------------------------------------------------------------------------------------
                                                PRICE TO          UNDERWRITING      PROCEEDS TO
                                                PUBLIC(1)         DISCOUNT          COMPANY(1)(2)
Per Note......................................  %                 %                 %
Total(3)......................................  $                 $                 $
- ----------------------------------------------------------------------------------------------------

(1)  Plus accrued interest, if any, from the date of issuance.
(2) Before deducting expenses payable by the Company estimated to be $400,000. The Underwriters will reimburse the Company for certain of the expenses.
(3) The Company has granted the Underwriters an option, exercisable at any time within 30 days after the date hereof, to purchase up to an additional $22,500,000 aggregate principal amount of Notes on the terms set forth above to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and
     Proceeds to Company  will be  $           , $            and $            ,
     respectively. See "Underwriting."


The Notes are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The
Depository Trust Company, on or about              , 1995.

SALOMON BROTHERS INC

          DONALDSON, LUFKIN & JENRETTE
                SECURITIES CORPORATION

                                    MERRILL LYNCH & CO.
                                                           MONTGOMERY SECURITIES

The date of this Prospectus is              , 1995.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    The Company has filed a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                     INFORMATION INCORPORATED BY REFERENCE

    The following documents filed by VLSI with the Commission (File No. 0-11879) pursuant to the Exchange Act are incorporated herein by reference:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1994.

    2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995.


    3. The Company's Current Report on Form 8-K dated August 28, 1995, updating information regarding litigation.



    4. The description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed with the Commission on April 20, 1984, as amended, and the description of the Company's Preferred Share Purchase Rights issued and issuable pursuant to its stockholder rights plan, contained in the Registration Statement on Form 8-A filed with the Commission on November 20, 1989, as amended.


    In addition, all reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of Common Stock shall be deemed to be incorporated by reference in this Prospectus from the date of filing such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents that are incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to Gregory K. Hinckley, Vice President, Finance, and Chief Financial Officer at the principal executive offices of VLSI Technology, Inc., 1109 McKay Drive, San Jose, California 95131 or by telephone at (408) 434-3100.
                           --------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AND COMMON STOCK AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."
                           --------------------------

                         FOR CALIFORNIA RESIDENTS ONLY


    WITH RESPECT TO SALES OF THE SECURITIES BEING OFFERED HEREBY TO CALIFORNIA RESIDENTS, SUCH SECURITIES MAY BE SOLD ONLY TO (1) "ACCREDITED INVESTORS" WITHIN THE MEANING OF REGULATION D UNDER THE SECURITIES ACT OF 1933, (2) BANKS, SAVINGS AND LOAN ASSOCIATIONS, TRUST COMPANIES, INSURANCE COMPANIES, INVESTMENT COMPANIES REGISTERED UNDER THE INVESTMENT COMPANY ACT OF 1940, PENSION AND PROFIT SHARING TRUSTS, ANY CORPORATIONS OR OTHER ENTITIES WHICH, TOGETHER WITH SUCH CORPORATION'S OR OTHER ENTITY'S AFFILIATES, HAVE A NET WORTH ON A CONSOLIDATED BASIS ACCORDING TO THEIR MOST RECENT REGULARLY PREPARED FINANCIAL STATEMENTS (WHICH SHALL HAVE BEEN REVIEWED BUT NOT NECESSARILY AUDITED, BY OUTSIDE ACCOUNTANTS) OF NOT LESS THAN $14,000,000 AND SUBSIDIARIES OF THE FOREGOING, (3) ANY CORPORATION, PARTNERSHIP OR ORGANIZATION (OTHER THAN A CORPORATION, PARTNERSHIP OR ORGANIZATION FORMED FOR THE SOLE PURPOSE OF PURCHASING THE SECURITIES BEING OFFERED HEREBY) WHO PURCHASES AT LEAST $1,000,000 AGGREGATE AMOUNT OF THE SECURITIES OFFERED HEREBY, AND (4) ANY NATURAL PERSON WHO (A) HAS INCOME OF $65,000 AND A NET WORTH OF $250,000, OR (B) HAS A NET WORTH OF $500,000 (IN EACH CASE, EXCLUDING HOME, HOME FURNISHINGS AND PERSONAL AUTOMOBILES). EACH CALIFORNIA RESIDENT PURCHASING THE SECURITIES OFFERED HEREBY WILL BE DEEMED TO REPRESENT BY SUCH PURCHASE THAT IT COMES WITHIN ONE OF THE AFOREMENTIONED CATEGORIES AND THAT IT WILL NOT SELL OR OTHERWISE TRANSFER SUCH SECURITY TO A CALIFORNIA RESIDENT UNLESS THE TRANSFEREE COMES WITHIN ONE OF THE AFOREMENTIONED CATEGORIES AND THAT IT WILL ADVISE THE TRANSFEREE OF THIS CONDITION WHICH TRANSFEREE, BY BECOMING SUCH, WILL BE DEEMED TO BE BOUND BY THE SAME RESTRICTIONS ON RESALE.


    The VLSI name and logo, Polar-TM-, FSB, ASIC Synthesizer, ChipPlanner, Datapath Compiler and Path Finder are trademarks of the Company. This Prospectus also includes trademarks of companies other than VLSI.

    The following companies are mentioned in this Prospectus: Alcatel Alsthom Compagnie Generale d'Electricite ("Alcatel"), AT&T Corp. ("AT&T"), Apple
Computer, Inc. ("Apple"), Cadence Design Systems, Inc. ("Cadence"), Chips and Technologies, Inc. ("Chips and Technologies"), Cisco Systems, Inc. ("Cisco"), Compaq Computer Corporation ("Compaq"), DSC Communications Corporation ("DSC"), Telefonaktiebolaget LM Ericsson ("Ericsson"), Hewlett-Packard Company ("Hewlett-Packard"), Hitachi, Ltd. ("Hitachi"), Hughes Corporation ("Hughes"), Intel Corporation ("Intel"), International Business Machines Corporation
("IBM"), Kyocera Corporation ("Kyocera"), LSI Logic Corporation ("LSI"), Matsushita Electric Industrial Co., Ltd. ("Matsushita"), Mentor Graphics Corporation ("Mentor Graphics"), Motorola, Inc. ("Motorola"), National
Semiconductor Corporation ("National Semiconductor"), NEC Corporation ("NEC"), Newbridge Networks Corporation ("Newbridge"), NexGen, Inc. ("NexGen"), Oak Technology, Inc. ("Oak Technology"), Packard Bell Electronics, Inc. ("Packard Bell"), Pioneer Electronic Corporation ("Pioneer"), Rockwell International Corporation ("Rockwell"), Sagem SA ("Sagem"), Silicon Graphics, Inc. ("Silicon Graphics"), Sony Corporation ("Sony"), Tellabs, Inc. ("Tellabs"), Texas Instruments Incorporated ("Texas Instruments" or "TI"), Thomson Consumer Electronic ("Thomson"), Toshiba Corporation ("Toshiba") and UB Networks, Inc. ("UB Networks").

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN, OR INCORPORATED BY REFERENCE IN, THIS PROSPECTUS. SEE "RISK FACTORS."

                                  THE COMPANY

    VLSI is a leader in the design, manufacture and sale of highly complex application specific integrated circuits ("ASICs") -- custom chips designed for an individual customer -- and application specific standard products ("ASSPs")
- -- semi-custom chips designed for a particular market application that may be used by several different customers. The Company targets high-volume markets in which it has built significant expertise and can use its library of proprietary cells and highly integrated building blocks to assist customers in designing products and in bringing them to market rapidly. VLSI's target markets include the computing, communications and consumer and entertainment markets. VLSI emphasizes high performance applications where its products are critical elements of complex electronic systems. VLSI targets key OEM customers who are leaders in their respective industries. The Company's major customers include Compaq, Apple, Ericsson, Hewlett-Packard, Silicon Graphics, Tellabs and Alcatel.

    VLSI produces a significant portion of its wafers (approximately 79% in the first half of 1995) at its own facilities and augments its internal manufacturing capacity with the foundry services of third-party wafer subcontractors. The Company believes that this strategy improves quality, cost-effectiveness, responsiveness to customers, access to capacity, ability to implement leading edge process technology and time to market, as compared to semiconductor companies that lack fabrication facilities. The semiconductor industry is, however, currently facing capacity constraints in wafer manufacturing and the availability of third-party wafer foundries has diminished significantly. Due to this manufacturing capacity shortage, as well as increased customer demand, the Company is seeking to accelerate the expansion and upgrading of its internal and external manufacturing capacity. The Company is in the process of completing the build-out of its fabrication facility in San
Antonio, Texas in order to increase its internal manufacturing capacity. The Company has taken steps to secure deliveries of long lead-time equipment, including steppers, necessary to support approximately a 50% increase in internal wafer starts from the fourth quarter of 1995 to the fourth quarter of 1996.

    Through its subsidiary, COMPASS Design Automation, Inc. ("COMPASS"), VLSI offers an integrated suite of electronic design automation ("EDA") software tools, foundry-flexible libraries and support services for use by systems and circuit designers at other semiconductor and systems companies, as well as at the Company, in creating complex integrated circuits.

    The Company's principal executive offices are located at 1109 McKay Drive, San Jose, California 95131, and the Company's telephone number is (408) 434-3100.

                               RECENT DEVELOPMENT

    On August 25, 1995, Intel Corporation exercised in full a warrant to purchase 2,677,604 shares of VLSI Common Stock for an aggregate exercise price of approximately $31.3 million. See "Risk Factors -- Effect of Potential Stock Sales."

                                  THE OFFERING


The Notes.........................  $150,000,000   aggregate  principal  amount  of        %
                                    Convertible Subordinated Notes  due 2005 (the  "Notes"),
                                    excluding  $22,500,000  aggregate  principal  amount  of
                                    Notes  subject  to   the  Underwriters'   over-allotment
                                    option.

Maturity..........................  The  Notes will mature on October 1, 2005 unless earlier redeemed or converted.

Payment of Interest...............  Interest on the Notes at the rate  of    % per annum  is
                                    payable  semi-annually on April 1  and October 1 of each
                                    year commencing April 1, 1996.

Conversion Rights.................  The Notes  are  convertible  into Common  Stock  of  the
                                    Company  at the option  of the holder at  any time on or
                                    before the close  of business  on the  last trading  day
                                    prior  to  maturity,  unless previously  redeemed,  at a
                                    conversion price of $   per share, subject to adjustment
                                    in  certain  events.  See   "Description  of  Notes   --
                                    Conversion."

Redemption at the Option of the
 Company..........................  On  or after October  3, 1997, the  Company may, upon at least 15 days' notice, redeem the Notes at par plus  the
                                    stated  coupon (declining  ratably to  par at maturity),
                                    together  with  accrued  and  unpaid  interest  thereon,
                                    except  that  the Notes  may  not be  redeemed  prior to
                                    October 3, 1999 unless the  closing price of the  Common
                                    Stock  is at least  125% of the  conversion price for at
                                    least 20 trading days within a period of 30  consecutive
                                    trading  days ending on  the fifth trading  day prior to
                                    the notice of redemption.  See "Description of Notes  --
                                    Optional Redemption."

Repurchase Upon Designated
 Events...........................  The  Notes  are required  to be  repurchased at  101% of their principal amount together with accrued and  unpaid
                                    interest  thereon, at the option of the holder, upon the
                                    occurrence of  a Designated  Event  (i.e., a  Change  of
                                    Control  or a Termination of Trading (each as defined)).
                                    See "Description  of Notes  -- Repurchase  at Option  of
                                    Holders Upon a Designated Event."

Subordination.....................  The  Notes will be unsecured  obligations of the Company and will  be subordinated  in right  of payment  to  all
                                    existing  and  future Senior  Debt  of the  Company. See
                                    "Description of Notes -- Subordination."

Use of Proceeds...................  For expansion of manufacturing capacity and for  general corporate  purposes, including working capital. See "Use
                                    of Proceeds."

Listing...........................  The Company intends to apply for approval for  quotation of the Notes on the Nasdaq Stock Market under the symbol
                                    "VLSIG."  The  Common  Stock  is  traded  on  the Nasdaq
                                    National Market under the symbol "VLSI."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (in thousands, except ratios and per share data)

                                                                                                   SIX MONTHS ENDED (5)
                                                          FISCAL YEAR (1)                   ----------------------------------
                                          ------------------------------------------------                         JUNE 30,
                                          1990 (2)    1991    1992 (3)  1993 (4)    1994      JULY 1, 1994         1995 (6)
                                          --------  --------  --------  --------  --------  -----------------   --------------
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
  Net revenues..........................  $324,828  $413,376  $428,498  $515,946  $587,091      $286,171           $347,424
  Operating income (loss)...............    (6,062)   23,173   (19,282)   27,082    46,749        22,014             36,787
  Net income (loss).....................   (12,740)    9,873   (32,217)   15,883    31,697        14,698             11,545
  Net income (loss) per share...........  $  (0.52) $   0.37  $  (1.12) $   0.45  $   0.85      $   0.40           $   0.29
  Weighted average common and common
   equivalent shares outstanding........    24,339    26,657    28,865    35,276    37,446        37,201             39,579
OTHER DATA:
  EBITDA (7)............................  $ 42,823  $ 71,537  $ 27,740  $ 76,582  $108,510      $ 51,787           $ 51,638
  Capital expenditures (8)..............    35,296    52,062    40,123    63,475    90,694        53,409             62,369
  Ratio of earnings to fixed
   charges (9):
    Actual..............................        -- 10)    2.04x       -- 10)    2.73x    4.49x        4.57x           3.37x
    Pro forma as adjusted (11)..........                                             2.75x         2.67x              2.29x
  Ratio of EBITDA to interest
   expense (7):
    Actual..............................     4.72x     7.75x     3.06x     9.50x    12.38x        12.79x             10.95x
    Pro forma as adjusted (11)..........                                             5.95x         5.89x              5.46x


                                                                                               AT JUNE 30, 1995
                                                                                  -------------------------------------------
                                                                                                                PRO FORMA
                                                                                   ACTUAL   PRO FORMA (12)   AS ADJUSTED (13)
                                                                                  --------  --------------   ----------------
CONSOLIDATED BALANCE SHEET DATA:
  Working capital...............................................................  $234,391     $234,245          $380,245
  Total assets..................................................................   644,179      642,201           792,201
  Short-term debt, including current portion of long-term obligations...........    13,098       13,098            13,098
  Long-term debt and noncurrent capital lease obligations.......................   108,382       51,054           201,054
  Stockholders' equity..........................................................   369,584      425,630           425,630

- ---------------
(1) From 1990 through 1993, VLSI's fiscal year end was the last Saturday of December. In 1994, the Company changed its fiscal year end to the last Friday of December. The actual dates of the Company's fiscal year ends in the table above are December 29, 1990, December 28, 1991, December 26, 1992, December 25, 1993 and December 30, 1994. The fiscal year ended December 30, 1994 was a 53-week year. The current fiscal year is a 52-week year ending on December 29, 1995.

(2) Includes a special charge of $12.8 million reflecting the estimated cost of corporate reorganization related to exiting the memory business.

(3) Includes a special charge of $22.5 million related to the de-emphasis of older technologies, costs of streamlining sales distribution channels, costs of relocating certain offices, writedowns of nonperforming assets and costs associated with intellectual property matters.

(4) Includes a special charge of $1.0 million representing a write-off of purchased in-process research and development expenses related to the acquisition of certain assets.

(5) The six-month period ended July 1, 1994 was comprised of 27 weeks. The six-month period ended June 30, 1995 was comprised of 26 weeks.

(6) Includes a charge of $19.4 million relating to litigation. See "Risk Factors -- TI Litigation; Intellectual Property Matters" and "Business -- Litigation."

(7) EBITDA is defined as earnings before interest income and other expenses, interest expense, taxes on income, depreciation and amortization. EBITDA is presented here to provide additional information about the Company's ability to meet its future debt service, capital expenditure and working capital requirements and should not be construed as a substitute for or a better indicator of results of operations or liquidity than net income or cash flow from operating activities computed in accordance with generally accepted accounting principles. EBITDA for the six months ended June 30, 1995 includes a charge of $19.4 million relating to litigation. See "Risk Factors -- TI Litigation; Intellectual Property Matters" and "Business -- Litigation."

(8) Includes capitalized interest; excludes additions to property, plant and equipment financed by capital leases.

(9) The ratio of earnings to fixed charges is computed by dividing (x) the sum of income before provision for income taxes and fixed charges, less capitalized interest, by (y) fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt expense and discount or premium relating to indebtedness and the estimated interest component of rental expense.

(10) As a result of the loss incurred for the years 1990 and 1992, the Company was unable to fully cover fixed charges. The dollar amounts of such deficiencies in 1990 and 1992 were $12.7 million and $31.6 million, respectively.

(11) Pro forma as adjusted ratios assume (i) the redemption or conversion of the
     Company's   7%   Convertible   Subordinated   Debentures   due   2012  (the
     "Debentures") after June 30, 1995 as  if such redemption or conversion  had been  consummated as of  the first day  of each fiscal  period and (ii) the sale of the Notes offered hereby and receipt of the estimated net  proceeds
     (assuming  no exercise  of the  Underwriters' over-allotment  option) as if such actions  had been  consummated as  of  the first  day of  each  fiscal period.

(12) Gives effect to the conversion or redemption of all of the Debentures after June 30, 1995.

(13) Adjusted  to reflect the conversion or  redemption of all of the Debentures after June  30, 1995  and the  sale of  the Notes  offered hereby  and  the
     receipt   of  the  estimated  net   proceeds,  assuming  the  Underwriters'
     over-allotment option is not exercised.

                                  RISK FACTORS


    AN INVESTMENT IN THE NOTES INVOLVES A SIGNIFICANT DEGREE OF RISK. A PROSPECTIVE INVESTOR SHOULD CONSIDER CAREFULLY ALL OF THE INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE DECIDING WHETHER TO PURCHASE THE NOTES AND, IN PARTICULAR, SHOULD CONSIDER THE FOLLOWING FACTORS.



    FLUCTUATIONS IN OPERATING RESULTS. The Company believes that its future operating results will be subject to quarterly variations based upon a wide variety of factors, including the cyclical nature of both the semiconductor industry and the markets addressed by the Company's products, price erosion, competitive factors, fluctuations in manufacturing yields, the timing of new product introductions, changes in product mix, the availability and extent of utilization of manufacturing capacity, product obsolescence, scheduling, rescheduling and cancellation of large orders, the ability to develop and implement new technologies, changes in effective tax rates and litigation expenses. The Company's COMPASS subsidiary, like other companies in the EDA business, is particularly subject to significant fluctuations in revenues due to limited backlog and its reliance on large orders placed late in the quarter. The Company increases its level of operating expenses and investment in manufacturing capacity in anticipation of future growth in revenues. To the extent this revenue growth does not materialize, the Company's operating results would be adversely affected. In circumstances where the Company is operating at less than full capacity or has targeted a market segment as a long-term strategic focus, the Company may choose, in the face of severe pricing pressure, to manufacture products at low or no profitability. The Company's second quarter financial results were adversely affected by a $19.4 million charge to earnings relating to a May 1995 verdict against VLSI in a patent infringement lawsuit. See "-- TI Litigation; Intellectual Property Matters" and "Business -- Litigation."


    MANUFACTURING CAPACITY LIMITATIONS. The Company's manufacturing facilities are operating at capacity. As a result, VLSI's growth is constrained and the Company has experienced difficulty in meeting the delivery dates requested by customers. Although the Company intends to use the proceeds of this offering to increase manufacturing capacity, there can be no assurance that any such increased capacity will be sufficient to satisfy demand for its products. Prolonged inability of VLSI to deliver products in a timely manner could result in the loss of customers and materially adversely affect results of operations. In addition, the Company is experiencing manufacturing inefficiencies associated with the operation of its facilities at capacity while simultaneously working to expand or upgrade that capacity. Significant lead time is required to acquire and install additional wafer fabrication equipment. To the extent that the Company is unable to procure and install such equipment in a timely manner, the increase in wafer production capacity at its facilities would be delayed.


    In addition, available third-party wafer fabrication, assembly, testing and packaging capacity has become very limited in recent months. The Company relied on two outside suppliers for approximately 27% and 21% of its wafer production in 1994 and the first half of 1995, respectively. Although the Company has ongoing relationships with these suppliers, the Company has only one contract for guaranteed capacity. The other supplier has notified the Company that it will reduce its allocation of wafers to VLSI in the third quarter of 1995, with further reductions from the second quarter of 1995 levels through the second quarter of 1996, and has indicated that it does not intend to supply wafers to the Company thereafter. There can be no assurance that such supplier will not further reduce its allocation to VLSI. The Company is attempting to find alternative sources of wafer supply. In addition, the Company relies on three suppliers for almost all assembly operations. Any material reduction in shipments by the Company's key suppliers could also have a material adverse effect on the Company's results of operations. As the Company is currently unable to meet the demands of its customers for VLSI's products, which is adversely impacting the businesses of the Company's customers, some customers are actively seeking to second source products currently obtained from VLSI. In addition, VLSI's relationships with key customers may be negatively affected by the Company's inability to meet customer demands, potentially resulting in material adverse impacts on the Company's future operating results.


    MANUFACTURING RISKS. The fabrication of integrated circuits is an extremely complex and precise process consisting of hundreds of separate steps and requiring production in a highly controlled, clean environment. Minute impurities, errors in any step of the fabrication process, defects in the masks used to print circuits on a wafer or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. The Company may experience problems in achieving acceptable yields in the manufacture of wafers, particularly in connection with any expansion of its capacity or change in its processing steps. For example, in late 1992, the Company switched processes at one step in the manufacturing line, which caused certain VLSI chips to fail. The Company's replacement of these chips at no charge to the customers adversely affected results of operations in the first quarter of 1993.

    In addition to manufacturing in its own facilities, VLSI has wafer manufacturing arrangements with two integrated circuit manufacturing companies. These wafer subcontractors are themselves subject to all of the manufacturing risks that are applicable to VLSI's own wafer manufacturing operations. The Company also subcontracts virtually all of its integrated circuit packaging and a significant portion of its final testing to third parties, principally ANAM Industrial Company in Korea, ASE Corporation in Taiwan, Advanced Semiconductor Assembly Technology in Hong Kong and Mitsui Incorporated in Japan. In addition, the Company's foreign subcontract manufacturing arrangements are subject to risks such as changes in government policies, transportation delays, increased tariffs, fluctuations in foreign exchange rates, and export and tax controls. Any problems experienced in obtaining acceptable wafers from third party wafer subcontractors on a timely basis to augment the Company's internal manufacturing capacity or in the integrated circuit packaging, assembly and test operations performed by subcontractors could delay shipments of the Company's products and materially adversely affect the Company's results of operations.

    The Company's success is also dependent upon its ability to develop and implement new manufacturing process technologies. Semiconductor design and process methodologies are subject to rapid technological change, requiring large expenditures for research and development. Most of the Company's products are currently manufactured using sub-micron CMOS processes. The Company believes that the transition to smaller geometry process technologies will be important to remaining competitive. The Company is in the process of expanding and upgrading its manufacturing facility in San Jose, California to convert production to a 6-inch CMOS wafer process. The Company's San Antonio facility, which is currently using both 0.6-micron and 0.8-micron processes, is being converted to 100% 0.5-micron CMOS process capability and steps to facilitize the third and fourth modules have begun. In the second quarter of 1995, inefficiencies caused by the work associated with the conversions of the manufacturing facilities had a negative effect on the Company's overall gross profit of approximately $2 million, or one percentage point of gross margin. The work effort associated with the changes to these facilities will negatively affect the Company's gross profit in the third quarter of 1995, could result in further disruption to manufacturing output as well as wafer yields and could have a material adverse impact on future operating results.

    The Company is party to a joint development agreement with Hitachi, which expires in 1997. Under such agreement, the Company and Hitachi work together to develop advanced sub-micron processes for the manufacture of integrated circuits. In addition, the Company is dependent on Hitachi for assistance in developing other state-of-the-art manufacturing processes. Any failure or disruption of the Company's joint development activities could have a material adverse effect upon the Company's ability to implement state-of-the-art manufacturing processes.

    The Company's San Jose facility, which accounted for approximately 41% of its total internal production in the first half of 1995, is located near major earthquake faults and in an area that has in the recent past experienced an extended drought. Even though the Company utilizes both of its fabrication plants and two subcontractors to manufacture its wafers and has the ability to shift manufacturing from one plant to another for many of its products, disruption of operations at either of the Company's production facilities or at those of its subcontractors for any reason, such as fire or earthquake, would cause delays in shipments until the Company could shift the products from the affected facility or subcontractor to another facility.

    FUTURE CAPITAL NEEDS. Semiconductor companies such as VLSI have substantial ongoing capital requirements to obtain internal or external manufacturing capacity. In order to remain competitive, the Company must continue to make significant investments in capital equipment and expansion of facilities, as well as in research and development. Development and implementation of sub-micron manufacturing processes is particularly capital intensive, requiring significant investments in new state-of-the-art equipment. The Company currently has budgeted its capital expenditures for 1995 to be approximately $200 million. The Company believes that the net proceeds of approximately $94 million from the sale of the Common Stock in the Company's public offering in June 1995, together with existing cash balances, cash flow from operations, available equipment financing and net proceeds of this Notes offering will be sufficient to meet the Company's liquidity and capital requirements through 1996. While the Company is currently increasing its internal manufacturing capacity by completing the build-out of its San Antonio facility, the Company believes it will need to further expand its internal capacity as well as to explore methods to increase external capacity. As a result, the Company may be required or choose to seek additional equity or debt financing to fund further expansion of its internal or external wafer fabrication capacity or for other purposes. The timing and amount of such capital requirements cannot be precisely determined and will depend on a number of factors, including demand for the Company's products, product mix, changes in semiconductor industry conditions and competitive factors. There can be no assurance that such additional financing will be available when needed or, if available, will be on satisfactory terms. The failure to obtain financing would hinder the Company's ability to make continued investments in capital equipment and facilities, which could materially adversely affect the Company's results of operations.



    TI LITIGATION; INTELLECTUAL PROPERTY MATTERS. The Company is one of three defendants in a major patent infringement suit brought by Texas Instruments with respect to patents that have now expired, which suit resulted in a May 1995 jury verdict against VLSI for damages of $19.4 million and a determination by the jury that the infringement was intentional. As a result of such verdict, the Company recorded a charge to earnings of $19.4 million in the second quarter of 1995. However, in August 1995, the trial judge overturned and set aside the jury verdict and conditionally granted a new trial on the matter in the event that his decision is reversed on appeal. It is anticipated that TI will appeal the judge's reversal of the jury verdict and seek enhanced damages, pre-judgment interest and attorneys' fees. In the event that TI's appeal is successful and enhanced damages (which by statute may be as high as treble damages), pre-judgment interest and/or attorneys' fees are awarded, the judgment could result in a material reduction in liquidity, as well as an additional adverse impact on the Company's reported results of operations. See "Business -- Litigation."


    The semiconductor industry is generally characterized by vigorous protection and pursuit of intellectual property rights and positions, which have on occasion resulted in protracted litigation that utilizes cash and management resources, which can have a significant adverse effect on operating results. There can be no assurance that additional intellectual property claims will not be made against the Company in the future or that the Company will not be prohibited from using the technologies subject to such claims or be required to obtain licenses and make corresponding royalty payments for past or future use. There can be no assurance that any such licenses could be obtained on commercially reasonable terms.

    DEPENDENCE ON PERSONAL COMPUTER INDUSTRY. The Company estimates that total sales to the personal computer market during 1994 and the first half of 1995 represented approximately 47% and 46% of the Company's net revenues, respectively. With seven of the Company's top ten customers in the first half of 1995 operating in the personal computer industry, a deterioration of business conditions in the personal computer industry would have a material adverse effect on VLSI's operations. The personal computer market is volatile and is subject to significant shifts in demand and severe pricing pressures. In addition, the market for the Company's personal computer devices is characterized by rapid technological change and product obsolescence. The Company's results in the personal computer market will also be dependent in part on the Company's ability to respond quickly to new microprocessor architectures adopted by major OEMs. The Company's need to anticipate customer product transitions also leads to potential inventory exposure, which could adversely affect the Company's financial results.

    CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY. The semiconductor industry has historically been characterized by wide fluctuations in product supply and demand. From time to time, the industry has also experienced significant downturns, often in connection with, or in anticipation of, declines in general economic conditions. These downturns, which in some cases have lasted for more than a year, have been characterized by diminished product demand, production over-capacity and subsequent accelerated erosion of average sales prices. The Company historically has experienced prolonged over-capacity for sustained periods of time and there can be no assurance that the Company's efforts to increase manufacturing capacity will not result in future sustained periods of over-capacity. The Company, like other semiconductor manufacturers with fabrication facilities, has high fixed costs for its manufacturing facilities and believes that its operating results were adversely affected by an industry-wide downturn in the demand for semiconductors in 1990. This downturn coincided with the recession in the U.S. economy and slower growth in various electronics industries using semiconductors, including market segments in which the Company was engaged at the time.

    NEW PRODUCT RISKS. The Company's future success depends on its ability to continue to develop and introduce new products that compete effectively on the basis of price and performance and that satisfy customer requirements. The Company expects to continue to invest in the research and development of new products for all of its market segments during the balance of 1995. New product development often requires long-term forecasting of market trends, development and implementation of new processes and technologies and substantial capital commitments. If the Company is unable to design, develop, manufacture and market new products successfully and in a timely manner, its operating results will be materially adversely affected. No assurance can be given that the Company's product and process development efforts will be successful or that new products will achieve market acceptance. For example, the Company expended considerable financial and technical resources during 1993 and part of 1994 toward the development of its Polar product, a device intended for the handheld computer market integrating Intel's 386SL microprocessor. Because the handheld market developed more slowly than initial expectations, the Company and Intel, its partner in the Polar development effort, canceled the Polar project and terminated the amended July 8, 1992 Technology Agreement between the companies.

    COMPETITION. The semiconductor industry in general and the markets in which the Company competes in particular are intensely competitive, exhibiting both rapid technological change and ongoing price erosion as technologies mature. The Company competes with large domestic and foreign companies that have substantially greater financial, technical, marketing and management resources than the Company, such as AT&T, IBM, Intel, LSI, Motorola, TI and Toshiba. Competition is particularly intense in X86 core logic chip sets where Intel, a dominant supplier of microprocessors to the PC industry, has become the major supplier of Pentium PC chip sets, as well as motherboards, which is likely to cause increased pricing and margin pressure on such chip sets. Competition faced by COMPASS in the EDA market comes primarily from a few large established vendors, such as Cadence and Mentor Graphics. There is no assurance that the Company will be able to compete successfully in the future.

    CONCENTRATION OF CUSTOMER BASE. Approximately two-thirds of the Company's net revenues for the first half of 1995 were derived from sales to its top 20 customers, a large percentage of which are in the personal computer business. As a result of the concentration of the Company's customer base, loss or cancellation of business from any of these major customers, significant changes in scheduled deliveries to any of these customers or decreases in the prices of products sold to any of these customers could materially adversely affect the Company's results of operations. These risks of customer concentration are exacerbated by the fact that the Company's agreements with its customers for the purchase of products are generally terminable by such customers at any time and permit customers to cancel orders previously placed for the Company's products without penalty. For example, in the fourth quarter of 1993, Apple, which accounted for 19% of 1993 net revenues, postponed and, in certain cases, canceled approximately $20 million of shipments originally planned for delivery in 1994, adversely affecting VLSI's 1994 results of operations. Shipments to another customer, Compaq, accounted for 22% of net revenues in 1994 and 11% of net revenues in the first six months of 1995.

    SUBORDINATION OF NOTES. The Notes will be unsecured and subordinated in right of payment in full to all existing and future Senior Debt of the Company. As a result of such subordination, in the event of bankruptcy, liquidation or reorganization of the Company, or upon the acceleration of any Senior Debt, the assets of the Company will be available to pay obligations on the Notes only after all Senior Debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The Company expects from time to time to incur indebtedness constituting Senior Debt. The Notes are also structurally subordinated to the liabilities, including trade payables, of the Company's subsidiaries. The Indenture does not prohibit or limit the incurrence of additional indebtedness, including Senior Debt, by the Company or its subsidiaries and the incurrence of additional indebtedness by the Company or its subsidiaries could adversely affect the Company's ability to pay its obligations on the Notes. As of June 30, 1995, the Company would have had approximately $64.2 million of Senior Debt outstanding (not including the Debentures, which were converted or redeemed subsequent to June 30, 1995) and the indebtedness and all other liabilities of the Company's subsidiaries (excluding intercompany indebtedness) would have been approximately $33.9 million. See "Description of Notes -- Subordination."


    LIMITATIONS ON REPURCHASE OF NOTES. Upon a Designated Event, which includes a Change of Control and a Termination of Trading (each as defined), each holder of Notes will have certain rights, at the holder's option, to require the Company to repurchase all or a portion of such holder's Notes. If a Designated Event were to occur, there can be no assurance that the Company would have sufficient funds to pay the repurchase price for all Notes tendered by the holders thereof. In addition, a Designated Event would constitute an event of default under the Company's existing credit agreement and the repurchase of Notes as a result of a Designated Event would be prohibited by the terms of such credit agreement unless consented to by the banks. Moreover, the Company's repurchase of Notes as a result of the occurrence of a Designated Event may be prohibited or limited by, or create an event of default under, the terms of agreements related to other borrowings which the Company may enter into from time to time, including other agreements relating to Senior Debt. See "Description of Notes -- Repurchase at Option of Holders Upon a Designated Event."


    AVAILABILITY OF RAW MATERIALS. Raw materials essential to the Company's business are generally available from multiple sources. However, due to increased levels of demand, there may be an industrywide shortage of raw silicon wafers. A prolonged inability to obtain silicon wafers or any other raw materials could have a material adverse impact on the Company's business.

    ENVIRONMENTAL REGULATIONS. The Company is subject to a variety of federal, state and local governmental regulations related to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in its manufacturing process. Increasing public attention has been focused on the environmental impact of semiconductor manufacturing operations. The Company's San Jose, California facilities are located near residential areas, which could increase the incidence of environmental complaints or investigations. There can be no assurance that changes in environmental regulations will not impose the need for additional capital equipment or other requirements. Any failure by the Company to control the use of, or adequately to restrict the discharge of, hazardous substances under present or future regulations could subject VLSI to substantial liability or could cause its manufacturing operations to be suspended. Such liability or suspension of manufacturing operations could have a material adverse effect on the Company's operating results.


    ABSENCE OF PUBLIC MARKET FOR THE NOTES. The Notes will be a new issue of securities with no established trading market. The Underwriters have advised the Company that they currently intend to make a market in the Notes. The Underwriters are not obligated, however, to make a market in the Notes, and any such market making may be discontinued at any time at the sole discretion of the Underwriters without notice. While the Company currently intends to apply for approval for the Notes to be quoted on the Nasdaq Stock Market, there can be no assurance that a trading market for the Notes will develop or, if such market does develop, as to the liquidity of such market.


    VOLATILITY OF STOCK PRICE. The Company's Common Stock has experienced and can be expected to experience substantial price volatility. In addition, the stock market in general has experienced extreme price and volume fluctuations, which have particularly affected the market price of many technology companies and which have often been unrelated to the operating performance of those companies. See "Price Range of Common Stock and Dividend Policy."

    EFFECT OF POTENTIAL STOCK SALES. Intel has the right to demand registration of 2,677,604 shares of VLSI Common Stock (the "Warrant Shares") issued upon exercise of a warrant in August 1995. Such registration rights may be exercised by Intel at any time. In the event that Intel exercises its demand registration rights, the Company will be required to file a registration statement with respect to the Warrant Shares with the Securities and Exchange Commission within 30 days of Intel's notice to VLSI, subject to certain conditions. There can be no assurance that Intel will not elect to exercise its demand registration rights during or shortly after this offering, which election could adversely affect the market price of the Company's Common Stock. In addition, as of June 30, 1995, approximately 3.2 million vested and unvested shares of the Company's Common Stock (the "Option Shares") were subject to employee and director stock options having exercise prices below the market price of the Common Stock shown on the cover page of this Prospectus. Many optionees may choose to exercise their options and sell the Common Stock acquired upon exercise in the coming months due to the significant spread between the exercise prices and current market prices. Sales of large numbers of shares by Intel, optionees or others may have a depressing effect on the market price for the Company's Common Stock. See "Capitalization."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of Notes offered hereby are estimated to be approximately $146,000,000 ($167,937,500 if the Underwriters' over-allotment option is exercised in full). The proceeds will be used primarily for adding internal and external wafer fabrication capacity and for general corporate purposes, including working capital. In particular, the Company intends to install additional manufacturing equipment and to complete the build-out of its San Antonio fabrication facility to increase manufacturing capacity. Although the Company does not currently intend to use the proceeds of this offering for the acquisition of the business, products or technologies of other companies, it may in the future enter into agreements for such acquisitions. There are no pending agreements or arrangements concerning material acquisitions. Pending such uses, the Company intends to invest the net proceeds in investment grade securities and interest-bearing obligations.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


    The Company's Common Stock has been traded on the over-the-counter market under the Nasdaq symbol "VLSI" since the Company's initial public offering in 1983. The following table sets forth, for the periods indicated, the high and low closing prices for the Common Stock on the Nasdaq National Market. The last reported sale price for the Common Stock of the Company on September 6, 1995 as reported by the Nasdaq National Market is set forth on the cover page of this Prospectus. At August 31, 1995, the Company had 1,489 holders of record of its Common Stock and 46,838,737 shares outstanding. See also "Risk Factors -- Volatility of Stock Price" and "-- Effect of Potential Stock Sales."



                                                                                    HIGH      LOW
                                                                                   ------    -----
1993:
  First Quarter.................................................................   $ 8 7/8   $ 6 3/4
  Second Quarter................................................................     8 7/8     6 1/2
  Third Quarter.................................................................    18 5/8     9 1/2
  Fourth Quarter................................................................    18 5/8     9 3/4
1994:
  First Quarter.................................................................   $16       $ 9 5/8
  Second Quarter................................................................    15 3/8    12 1/8
  Third Quarter.................................................................    15 15/16  11
  Fourth Quarter................................................................    13 1/8    10 1/2
1995:
  First Quarter.................................................................   $18 3/16  $11 11/16
  Second Quarter................................................................    30 1/8    16 3/4
  Third Quarter (through September 6, 1995).....................................    35 1/2    26 11/16


    The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain all cash for use in the operation and expansion of the Company's business and does not anticipate paying any cash dividends in the near future. Certain of VLSI's debt agreements prohibit the payment of dividends without the lender's consent.

                                 CAPITALIZATION

    The following table sets forth the cash, short-term debt and total capitalization of the Company at June 30, 1995, pro forma giving effect to the conversion or redemption of all of the Company's 7% Convertible Subordinated Debentures due 2012 prior to the date hereof, and pro forma as adjusted to give effect to the offering of the Notes hereby, assuming the Underwriters' over-allotment option is not exercised.

                                                                                    JUNE 30, 1995
                                                                     --------------------------------------------
                                                                                                     PRO FORMA
                                                                       ACTUAL     PRO FORMA (1)   AS ADJUSTED (2)
                                                                     -----------  --------------  ---------------
                                                                         (IN THOUSANDS EXCEPT PER SHARE DATA)
Cash, cash equivalents and liquid investments (3)..................  $   220,410   $    219,567     $   365,567
                                                                     -----------  --------------  ---------------
                                                                     -----------  --------------  ---------------
Short-term debt:
  Current portion of long-term debt................................  $     9,400   $      9,400     $     9,400
  Current capital lease obligations................................        3,698          3,698           3,698
                                                                     -----------  --------------  ---------------
    Total short-term debt..........................................  $    13,098   $     13,098     $    13,098
                                                                     -----------  --------------  ---------------
                                                                     -----------  --------------  ---------------
Long-term debt:
    % Convertible Subordinated Notes due 2005......................  $        --   $         --     $   150,000
  7% Convertible Subordinated Debentures due 2012..................       57,328             --              --
  Other long-term debt.............................................       47,071         47,071          47,071
  Noncurrent capital lease obligations.............................        3,983          3,983           3,983
                                                                     -----------  --------------  ---------------
    Total long-term debt...........................................      108,382         51,054         201,054
                                                                     -----------  --------------  ---------------
Stockholders' equity:
  Preferred Shares, $.01 par value, Authorized: 2,000,000 shares;
   no shares issued and outstanding................................           --             --              --
  Common Stock, $.01 par value, Authorized: 99,000,000 shares;
   Issued and outstanding actual: 41,403,953 shares; pro forma and
   as adjusted: 44,009,679 shares (4)..............................          414            440             440
  Junior Common Stock, $.01 par value, Authorized: 1,000,000
   shares; no shares issued and outstanding........................           --             --              --
  Additional paid-in capital.......................................      334,464        390,484         390,484
  Retained earnings................................................       34,706         34,706          34,706
                                                                     -----------  --------------  ---------------
    Total stockholders' equity.....................................      369,584        425,630         425,630
                                                                     -----------  --------------  ---------------
      Total capitalization.........................................  $   477,966   $    476,684     $   626,684
                                                                     -----------  --------------  ---------------
                                                                     -----------  --------------  ---------------

- ------------
(1) Gives effect to the conversion or redemption of the Debentures subsequent to June 30, 1995 pursuant to a standby underwritten call.
(2) Adjusted to reflect the conversion or redemption of all of the Debentures after June 30, 1995 and the offering of the Notes hereby and receipt of the estimated net proceeds, assuming the Underwriters' over-allotment option is not exercised.
(3) Cash and cash equivalents are defined as cash and instruments with maturity dates of 90 days or less. Liquid investments are defined as instruments with maturity dates of between 91 and 365 days.
(4) Excludes (i) 1,364,874 shares of Common Stock subject to outstanding options under the Company's 1982 Incentive Stock Option Plan, which plan has expired as to future grants, (ii) 4,162,723 shares of Common Stock reserved for issuance upon exercise of stock options under the Company's 1992 Stock Plan, of which 1,681,320 shares are subject to outstanding options and 2,481,403 shares are available for future grant as of June 30, 1995, (iii) 2,443,950 shares of Common Stock reserved for issuance under the Company's employee stock purchase plan, (iv) 275,000 shares of Common Stock reserved for issuance upon exercise of stock options under the Company's 1986 Directors' Stock Option Plan, of which 115,000 shares are subject to outstanding options and 160,000 shares are available for future grant, and (v) 2,677,604 shares of Common Stock issued to Intel upon exercise of a warrant in August 1995.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The consolidated statement of operations data set forth below for the years ended December 26, 1992, December 25, 1993 and December 30, 1994 and the consolidated balance sheet data at December 25, 1993 and December 30, 1994 are derived from the financial statements of the Company, audited by Ernst & Young LLP, independent auditors, that are incorporated herein by reference, and are qualified by reference to such financial statements. The consolidated statement of operations data for the years ended December 29, 1990, and December 28, 1991, and the consolidated balance sheet data at December 29, 1990, December 28, 1991 and December 26, 1992 are derived from financial statements of the Company that also have been audited by Ernst & Young LLP but are not incorporated herein by reference. The financial data at June 30, 1995 and for the six-month periods ended July 1, 1994 and June 30, 1995 are derived from unaudited financial statements, which include all adjustments, consisting only of normal recurring accruals, that the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of operations for these periods. Operating results for the six months ended June 30, 1995 are not necessarily indicative of the results that may be expected for future periods or for the year ending December 29, 1995. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein or incorporated herein by reference.

                                                 FISCAL YEAR (1)(2)                                SIX MONTHS ENDED (3)
                              --------------------------------------------------------    --------------------------------------
                                1990        1991        1992        1993        1994      JULY 1, 1994 (2)       JUNE 30, 1995
                              --------    --------    --------    --------    --------    -----------------     ----------------
                                                       (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Net revenues..............  $324,828    $413,376    $428,498    $515,946    $587,091         $286,171              $347,424
  Cost of sales.............   215,757     275,414     293,392     327,774     356,858          174,811               208,767
                              --------    --------    --------    --------    --------    -----------------     ----------------
    Gross profit............   109,071     137,962     135,106     188,172     230,233          111,360               138,657
  Operating expenses:
    Research and
     development............    35,521      39,167      50,442      65,431      78,889           38,603                42,936
    Marketing, general and
     administrative.........    66,862      75,622      81,446      94,651     104,595           50,743                58,934
    Special charge..........    12,750(4)       --      22,500(5)    1,008(6)       --               --                    --
                              --------    --------    --------    --------    --------    -----------------     ----------------
  Operating income (loss)...    (6,062)     23,173     (19,282)     27,082      46,749           22,014                36,787
  Litigation charge.........        --          --          --          --          --               --               (19,400)(7)
  Interest income and other
   expenses (net)...........     2,395      (1,161)     (3,282)      1,512       3,301            1,510                 2,425
  Interest expense..........    (9,073)     (9,234)     (9,053)     (8,063)     (8,343)          (4,048)               (3,317)
                              --------    --------    --------    --------    --------    -----------------     ----------------
  Income (loss) before
   provision for taxes on
   income...................   (12,740)     12,778     (31,617)     20,531      41,707           19,476                16,495
  Provision for taxes on
   income...................        --       2,905         600       4,648      10,010            4,778                 4,950
                              --------    --------    --------    --------    --------    -----------------     ----------------
  Net income (loss).........  $(12,740)   $  9,873    $(32,217)   $ 15,883    $ 31,697         $ 14,698              $ 11,545
                              --------    --------    --------    --------    --------    -----------------     ----------------
                              --------    --------    --------    --------    --------    -----------------     ----------------
  Net income (loss) per
   share....................  $  (0.52)   $   0.37    $  (1.12)   $   0.45    $   0.85         $   0.40              $   0.29
                              --------    --------    --------    --------    --------    -----------------     ----------------
                              --------    --------    --------    --------    --------    -----------------     ----------------
  Weighted average common
   and common equivalent
   shares outstanding.......    24,339      26,657      28,865      35,276      37,446           37,201                39,579
OTHER DATA:
  EBITDA (8)................  $ 42,823    $ 71,537    $ 27,740    $ 76,582    $108,510         $ 51,787              $ 51,638
  Capital expenditures
   (9)......................    35,296      52,062      40,123      63,475      90,694           53,409                62,369
  Ratio of earnings to fixed
   charges (10):
    Actual..................        --(11)    2.04x         --(11)    2.73x      4.49x            4.57x                 3.37x
    Pro forma as adjusted
     (11)...................                                                     2.75x            2.67x                 2.29x
  Ratio of EBITDA to
   interest
   expense (8):
    Actual..................     4.72x       7.75x       3.06x       9.50x      12.38x           12.79x                10.95x
    Pro forma as adjusted
     (12)...................                                                     5.95x            5.89x                 5.46x


                                                 FISCAL YEAR (1)(2)                                SIX MONTHS ENDED (3)
                              --------------------------------------------------------    --------------------------------------
                                1990        1991        1992        1993        1994      JULY 1, 1994 (2)       JUNE 30, 1995
                              --------    --------    --------    --------    --------    -----------------     ----------------
  Net revenues..............     100.0%      100.0%      100.0%      100.0%      100.0%           100.0%                100.0%
  Cost of sales.............      66.4        66.6        68.5        63.5        60.8             61.1                  60.1
                              --------    --------    --------    --------    --------    -----------------     ----------------
    Gross profit............      33.6        33.4        31.5        36.5        39.2             38.9                  39.9
  Operating expenses:
    Research and
     development............      10.9         9.5        11.8        12.7        13.4             13.5                  12.3
    Marketing, general and
     administrative.........      20.7        18.3        19.0        18.3        17.8             17.7                  17.0
    Special charge..........       3.9(4)       --         5.2(5)      0.2(6)       --               --                    --
                              --------    --------    --------    --------    --------    -----------------     ----------------
  Operating income (loss)...      (1.9)        5.6        (4.5)        5.3         8.0              7.7                  10.6
  Litigation charge.........        --          --          --          --          --               --                   5.6(7)
  Interest expense and
   other, net...............       2.0         2.5         2.9         1.3         0.9              0.9                   0.3
  Provision for taxes on
   income...................        --         0.7         0.1         0.9         1.7              1.7                   1.4
                              --------    --------    --------    --------    --------    -----------------     ----------------
  Net income (loss).........      (3.9)%       2.4%       (7.5)%       3.1%        5.4%             5.1%                  3.3%
                              --------    --------    --------    --------    --------    -----------------     ----------------
                              --------    --------    --------    --------    --------    -----------------     ----------------


                                                                           AT FISCAL YEAR END (1)
                                                              ------------------------------------------------        AT
                                                                1990      1991      1992      1993      1994    JUNE 30, 1995
                                                              --------  --------  --------  --------  --------  --------------
                                                                               (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital...........................................  $ 65,960  $ 76,127  $102,149  $114,423  $138,704     $234,391
  Total assets..............................................   327,340   364,018   368,208   412,223   490,216      644,179
  Short-term debt, including current portion of long-term
   obligations..............................................    34,945    39,661    15,707    14,606    15,516       13,098
  Long-term debt and non-current capital lease
   obligations..............................................    89,277    92,633    83,178    85,855    96,804      108,382
  Stockholders' equity......................................   147,110   161,628   185,008   212,508   255,430      369,584

- -------------

(1) From 1990 through 1993, VLSI's fiscal year end was the last Saturday of December. In 1994, the Company changed its fiscal year end to the last Friday of December. The actual dates of the Company's fiscal year ends in the table above are December 29, 1990, December 28, 1991, December 26, 1992, December 25, 1993 and December 30, 1994. The fiscal year ended December 30, 1994 was a 53-week year. The current fiscal year is a 52-week year ending on December 29, 1995.

(2) During 1994, the Company reclassified costs associated with its Technology Centers from research and development to cost of sales and marketing, general and administrative in order to make the presentation of the Company's financial statements more comparable with the financial statements of its closest competitors and to better reflect the nature of these costs. Amounts reclassified in 1990, 1991, 1992, 1993 and 1994 total $18.1 million, $18.8 million, $19.1 million, $18.4 million and $22.7 million, respectively. Cost of sales were increased $14.1 million, $14.7 million, $14.9 million, $14.2 million and $17.9 million for 1990, 1991, 1992, 1993 and 1994, respectively. Marketing, general and administrative expenses were increased $4.0 million, $4.1 million, $4.2 million, $4.2 million and $4.8 million for 1990, 1991, 1992, 1993 and 1994, respectively.

(3) The six-month period ended July 1, 1994 was comprised of 27 weeks. The six-month period ended June 30, 1995 was comprised of 26 weeks.

(4) Represents a special charge of $12.8 million reflecting the estimated cost of corporate reorganization related to exiting the memory business.

(5) Represents a special charge of $22.5 million related to the de-emphasis of older technologies, costs of streamlining sales distribution channels, costs of relocating certain offices, writedowns of nonperforming assets and costs associated with intellectual property matters.

(6) Represents a special charge of $1.0 million reflecting a write-off of purchased in-process research and development expenses related to the acquisition of certain assets.


(7) Represents a charge of $19.4 million relating to litigation. See "Risk Factors -- TI Litigation; Intellectual Property Matters" and "Business -- Litigation."



(8) EBITDA is defined as earnings before interest income and other expenses, interest expense, taxes on income, depreciation and amortization. EBITDA is presented here to provide additional information about the Company's ability to meet its future debt service, capital expenditure, and working capital requirements and should not be construed as a substitute for or a better indicator of results of operations or liquidity than net income or cash flow from operating activities computed in accordance with generally accepted accounting principles. EBITDA for the six months ended June 30, 1995 includes a charge of $19.4 million relating to litigation. See "Risk Factors -- TI Litigation; Intellectual Property Matters" and "Business -- Litigation."


(9) Includes capitalized interest; excludes additions to property, plant and equipment financed by capital leases.

(10) The ratio of earnings to fixed charges is computed by dividing (x) the sum of income before provision for income taxes and fixed charges, less capitalized interest, by (y) fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt expense and discount or premium relating to indebtedness, and the estimated interest component of rental expense.


(11) As a result of the loss incurred for the years 1990 and 1992, the Company was unable to fully cover fixed charges. The amount of such deficiencies in 1990 and 1992 were $12.7 million and $31.6 million, respectively.


(12) Pro forma as adjusted ratios assume (i) the redemption or conversion of the Debentures after June 30, 1995 as if such redemption or conversion had been consummated as of the first day of each fiscal period and (ii) the sale of the Notes offered hereby and receipt of the estimated net proceeds (assuming no exercise of the Underwriters' over-allotment option) as if such actions had been consummated as of the first day of each fiscal period.

                                    BUSINESS


    VLSI is a leader in the design, manufacture and sale of highly complex application specific integrated circuits ("ASICs") -- custom chips designed for an individual customer -- and application specific standard products ("ASSPs")
- -- semi-custom chips designed for a particular market application that may be used by several different customers. The Company targets high-volume markets in which it has built significant expertise and can use its library of proprietary cells and highly integrated building blocks to assist customers in designing products and in bringing them to market rapidly. VLSI's target markets include the computing, communications and consumer and entertainment markets. VLSI emphasizes high performance applications where its products are critical elements of complex electronic systems. VLSI targets key OEM customers who are leaders in their respective industries. The Company's major customers include Compaq, Apple, Ericsson, Hewlett-Packard, Silicon Graphics, Tellabs and Alcatel.



    VLSI produces a significant portion of its wafers (approximately 79% in the first half of 1995) at its own facilities and augments its internal manufacturing capacity with the foundry services of third-party wafer subcontractors. The Company believes that this strategy improves quality, cost-effectiveness, responsiveness to customers, access to capacity, ability to implement leading edge process technology and time to market, as compared to semiconductor companies that lack fabrication facilities. The semiconductor industry is, however, currently facing capacity constraints in wafer manufacturing and the availability of third-party wafer foundries has diminished significantly. Due to this manufacturing capacity shortage, as well as increased customer demand, the Company is seeking to accelerate the expansion and upgrading of its internal and external manufacturing capacity. The Company is in the process of completing the build-out of its fabrication facility in San Antonio, Texas in order to increase its internal manufacturing capacity. The
Company has taken steps to secure deliveries of long lead-time equipment, including steppers, necessary to support approximately a 50% increase in internal wafer starts from the fourth quarter of 1995 to the fourth quarter of 1996.


    Through its subsidiary, COMPASS Design Automation, Inc. ("COMPASS"), VLSI offers an integrated suite of electronic design automation ("EDA") software tools, foundry-flexible libraries and support services for use by systems and circuit designers at other semiconductor and systems companies, as well as at the Company, in creating complex integrated circuits.

BUSINESS STRATEGY

    VLSI's objective is to design and manufacture highly-integrated, complex semiconductor devices that allow its customers to develop and bring to market higher value-added systems and products. Key elements in its strategy to achieve this objective include:

    - TARGET HIGH-VOLUME MARKETS. VLSI targets high-volume markets in which it has built significant expertise and can utilize its library of proprietary cells and high-level building blocks to assist customers in designing products and in bringing them to market rapidly. VLSI believes that this allows the Company to offer more value to the customer at higher gross margins for the Company.

    - FOCUS   ON  LARGE,  INDUSTRY-LEADING  OEM   CUSTOMERS.  VLSI  focuses  its
      manufacturing and research and development resources on products for OEM customers that are leaders in their respective industries. During the first half of 1995, approximately two-thirds of the Company's net revenues were derived from sales to its top 20 customers, including Compaq, Apple, Ericsson, Hewlett-Packard, Silicon Graphics, Tellabs and Alcatel.

    - EMPHASIZE STANDARD CELL ASICS AND ASSPS. VLSI emphasizes standard cell ASICs and ASSPs rather than gate arrays and other design methodologies.
      The Company believes that the standard cell approach is a superior methodology for satisfying the size, performance and power consumption requirements of the highly complex products that form VLSI's target markets.

    - LEVERAGE LIBRARY OF STANDARD CELLS TO REDUCE CUSTOMERS' TIME TO MARKET. VLSI's Functional System Block ("FSB") library, an expanding collection of pre-designed cells and high-level building blocks, provides frequently used integrated circuit functions. The FSB library allows VLSI and its customers to more rapidly design and integrate products, thereby reducing VLSI's customers' time to market. VLSI's library of FSBs includes Graphics Controllers (LCD and CRT), a DES Encryption FSB, a PCI FSB, SCSI Controllers, an ARM RISC-based microprocessor (low power, high performance embedded control applications), and a variety of FSBs for power management, communications for standards such as DECT, GSM and PHS, signal conversion, forward error correction, digital demodulation, MPEG2 and digital signal processing.

    - PROVIDE ENGINEERING DESIGN SUPPORT. The Company seeks to differentiate itself from its competitors not only through the quality of its products, but also through the level of its technological support and service. VLSI operates a network of geographically dispersed Technology Centers where experienced engineers with a specific technical focus work with customers to develop designs for new products and to provide continuing after-sale customer support. In 1993, VLSI established a Customer Excellence program, which is designed to foster relationships with customers through the use of teams focused on elements such as customer satisfaction, manufacturing competence and technical excellence.


    - EMPLOY BOTH INTERNAL AND EXTERNAL MANUFACTURING CAPACITY. VLSI produces a significant portion of its wafers (approximately 79% in the first half of
      1995) at its own facilities and augments internal manufacturing capacity with the foundry services of third-party wafer subcontractors. The Company believes that this strategy improves quality, cost-effectiveness, responsiveness to customers, access to capacity, ability to implement leading edge process technology and time to market, as compared to semiconductor companies that lack fabrication facilities. The semiconductor industry is, however, currently facing capacity constraints in wafer manufacturing and the availability of third-party wafer foundries has diminished significantly. Due to this manufacturing capacity shortage, as well as increased customer demand, the Company is seeking to accelerate the expansion and upgrading of its internal and external manufacturing capacity. The Company is in the process of completing the build-out of its fabrication facility in San Antonio, Texas in order to increase its internal manufacturing capacity. The Company has taken steps to secure deliveries of long lead-time equipment, including steppers, necessary to support approximately a 50% increase in internal wafer starts from the fourth quarter of 1995 to the fourth quarter of 1996.

PRODUCTS AND MARKETS

    VLSI shipped over 2,000 different products in 1994. The following table illustrates certain current VLSI products, their applications and customers, all as selected by the Company in its discretion.

                      SELECTED VLSI PRODUCTS AND CUSTOMERS

         TARGET MARKET                       SELECTED PRODUCTS AND DESCRIPTION              SELECTED CUSTOMER(S)
COMPUTING
ASICs and ASSPs for personal     Core logic chip sets for Pentium personal computers        AT&T, Compaq, NEC,
  computers, workstations and                                                               Hewlett-Packard,
  mass storage application                                                                  Packard Bell
                                 Core logic and multimedia ASICs for various Macintosh      Apple and Apple
                                   Power PC systems                                         licensees
                                 Core logic chip set for NexGen microprocessor              NexGen
                                 ASICs for Onyx high-end 3D Graphics and high volume        Silicon Graphics
                                   entry-level workstations
COMMUNICATIONS
ASICs and ASSPs for wireless     ASICs for Titan digital access cross connect system        Tellabs
  communication and network and    ASICs and ASSPs for ATM and hub/router based solutions   Cisco, Newbridge, UB
  voice application                                                                         Networks
                                 Handset and basestation chips for Japanese Personal Handy  Kyocera/Motorola
                                   System (PHS).
                                                                                            Ericsson
                                 Signal processing and call control chips for GSM phones
                                 ASICs for digital subscriber loop and central office       Alcatel, DSC
                                   application
CONSUMER & ENTERTAINMENT
ASICs and ASSPs for digital      Forward error correction chip and QPSK demodulator for     Hughes, Matsushita,
  satellite and cable set top      satellite set top box                                    NEC, Pioneer, Sagem,
  box, arcade and video game                                                                Sony, Thomson
  application
                                 High performance encryption engine chip                    AT&T
EDA
Electronic design automation of  Top-down design tools, which include ASIC Synthesizer-TM-  National
  complex ASICs, ICs and ASSPs     and Datapath Compiler-TM-                                Semiconductor,
                                                                                            Oak Technology,
                                                                                            Silicon Graphics
                                 Physical design tools, which include a floorplanning       Rockwell,
                                   tool, ChipPlanner-TM- and a place and route tool, Path   Tellabs, Thomson
                                   Finder-TM-
                                 Sub-micron physical library products                       Chips and
                                                                                            Technologies,
                                                                                            Hitachi, NEC, TI

LITIGATION

    In July 1990, Texas Instruments filed two actions against the Company and four other defendants, Analog Devices, Inc., Integrated Device Technology, Inc. ("IDT"), LSI Logic Corporation and Cypress Semiconductor Corporation (the Company and such other defendants are collectively referred to as the "TI Defendants"). IDT settled its cases with TI in late December 1992.

    In the action filed before the United States International Trade Commission ("ITC"), TI sought to exclude from importation into the U.S. all TI Defendants' products manufactured outside the U.S. that allegedly utilize a plastic encapsulation process described in U.S. Patent No. 4,043,027 (the "027 patent"). On October 15, 1991, the Administrative Law Judge ("ALJ") found the 027 patent to be valid and infringed by the Company's old plastic encapsulation gating process. However, a new plastic encapsulation gating process developed and used by the TI Defendants was found not to infringe the 027 patent. In December 1991, the full ITC determined that it would not consider TI's appeal to overturn the ALJ's decision on noninfringement of the new process. The United States Court of Appeals for the Federal Circuit affirmed the ITC decision in March 1993. The 027 patent has since expired.

    TI also filed a patent infringement action against the TI Defendants in the United States District Court for the Northern District of Texas seeking an injunction against the sale and/or manufacture by the TI Defendants of products that allegedly infringe the 027 patent. The action also sought damages for alleged past infringement of the 027 patent and now expired U.S. Patent No. 3,716,764. A trial for this matter was held in April 1995, which resulted in a May 1995 jury verdict against VLSI for damages of $19.4 million and a determination by the jury that the infringement was intentional. As a result of such verdict, the Company recorded a charge to earnings of $19.4 million in the second quarter of 1995. However, in August 1995, the trial judge overturned and set aside the jury verdict and conditionally granted a new trial on the matter in the event his decision is reversed on appeal. It is anticipated that TI will appeal the judge's reversal of the jury verdict and seek enhanced damages, pre-judgment interest and attorneys' fees. In the event that TI's appeal is successful and enhanced damages (which by statute may be as high as treble damages), pre-judgment interest and/or attorneys' fees are awarded, the judgment could result in a material reduction in liquidity, as well as an additional adverse impact on the Company's reported results of operations. Due to the uncertainty as to the final outcome of an appeal or a new trial, the Company does not currently intend to adjust its reserves relating to this litigation matter.

                              DESCRIPTION OF NOTES


    The Notes will be issued under an indenture to be dated as of September , 1995 (the "Indenture") between the Company and Harris Trust and Savings Bank, as trustee (the "Trustee"), a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The terms of the Notes will include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"), as in effect on the date of the Indenture. The Notes will be subject to all such terms, and holders of the Notes are referred to the Indenture and the TIA for a statement of such terms. The following is a summary of important terms of the Notes and does not purport to be complete. Reference should be made to all provisions of the Indenture, including the definitions therein of certain terms and all terms made a part of the Indenture by reference to the TIA. Certain definitions of terms used in the following summary are set forth under "-- Certain Definitions" below. As used in this section, the "Company" means VLSI Technology, Inc., but not any of its Subsidiaries, unless the context requires otherwise.


GENERAL

    The Notes will be general unsecured subordinated obligations of the Company, will mature on October 1, 2005 (the "Maturity Date"), and will be limited to an aggregate principal amount of $150,000,000 ($172,500,000 if the Underwriters' over-allotment option is exercised). The Notes will be issued in denominations of $1,000 and integral multiples of $1,000 in fully registered form. The Notes are exchangeable and transfers thereof will be registrable without charge therefor, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge in connection therewith.


    The Notes will accrue interest at a rate of % per annum from September , 1995, or from the most recent interest payment date to which interest has been paid or duly provided for, and accrued and unpaid interest will be payable semi-annually in arrears on April 1 and October 1 of each year beginning April 1, 1996. Interest will be paid to the person in whose name the Note is registered at the close of business on the March 15 or September 15 immediately preceding the relevant interest payment date (other than with respect to a Note or portion thereof called for redemption on a redemption date, or repurchased in connection with a Designated Event on a repurchase date, during the period from a record date to (but excluding) the next succeeding interest payment date (in which case accrued interest shall be payable (unless such Note of portion thereof is converted) to the holder of the Note or portion thereof redeemed or repurchased)). Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.


    Principal of, premium, if any, and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose or, at the option of the Company, payment of interest may be made by check mailed to the holders of the Notes at their respective addresses set forth in the register of holders of Notes. Until otherwise designated by the Company, the Company's office or agency maintained for such purpose will be the principal corporate trust office of the Trustee.

CONVERSION


    The holders of Notes will be entitled at any time on or before the close of business on the last trading day prior to the Maturity Date of the Notes, subject to prior redemption or repurchase, to convert any Notes or portions thereof (in denominations of $1,000 or multiples thereof) into Common Stock of the Company, at the conversion price of $ per share of Common Stock, subject to adjustment as described below (the "Conversion Price"). Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends on any Common Stock issued. If Notes not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, such Notes must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted. The Company is not required to issue fractional shares of Common Stock upon conversion of Notes and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Stock on the last trading day prior to the date of conversion. In the case of Notes called for redemption, conversion rights will expire at the close of business on the trading day preceding the date fixed for redemption, unless the Company defaults in payment of the redemption price, in which case the conversion right will terminate at the close of business on the date such default is cured. In the event any holder exercises its repurchase right upon a Designated Event, such holder's conversion right will terminate. See "-- Repurchase at Option of Holders Upon a Designated Event."


    The right of conversion attaching to any Note may be exercised by the holder by delivering the Note at the specified office of a conversion agent, accompanied by a duly signed and completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. The conversion date shall be the date on which the Note, the duly signed and completed notice of conversion, and any funds that may be required as described in the preceding paragraph shall have been so delivered. A holder delivering a Note for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of Common Stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than the holder of the Note. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.


    The Conversion Price is subject to adjustment (under formulae set forth in the Indenture) in certain events, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock of the Company; (ii) certain subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock;
(iv) the dividend or other distribution to all holders of Common Stock of shares of capital stock of the Company (other than Common Stock) or evidences of indebtedness of the Company of assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions in connection with the liquidation, dissolution or winding up of the Company or paid exclusively in cash); (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv)) to all holders of Common Stock to the extent such distributions, combined together with (A) all such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in respect of any tender offers by the Company or any of its Subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 15% of the Company's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution; and (vi) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries to the extent that the aggregate consideration, together with (X) any cash and the fair market value of any other consideration payable in any other tender offer expiring within 12 months preceding such tender offer in respect of which no adjustment has been made plus (Y) the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 15% of the Company's market capitalization on the expiration of such tender offer.


    The Indenture will provide that, in the event of the occurrence of certain events affecting the rights (the "Rights") distributed pursuant to the Company's First Amended and Restated Stockholder Rights Plan, as amended (the "Rights Plan"), appropriate adjustments to the Conversion Price will be made. In lieu of any such adjustment, the Company may amend the Rights Plan to provide that upon conversion of the Notes the holder thereof will receive, in addition to the Common Stock issuable upon such conversion, the Rights which attached to such shares of Common Stock or would have attached to such shares if the Rights had not become separated from the Common Stock pursuant to the provisions of the Rights Plan.

    In the case of  (i) any reclassification  or change of  the Common Stock  or
(ii) a consolidation, merger or combination involving the Company or a sale or conveyance to another corporation of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Notes then outstanding will be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets, which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance (assuming, in a case in which the Company's stockholders may exercise rights of election, that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount received per share by a plurality of non-electing shares). Certain of the foregoing events may also constitute or result in a Designated Event requiring the Company to offer to repurchase the Notes. See "-- Repurchase at Option of Holders Upon a Designated Event."

    In the event of a taxable distribution to holders of Common Stock (or other transaction) which results in any adjustment of the Conversion Price, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain Federal Income Tax Considerations."

    The Company from time to time may, to the extent permitted by law, reduce the Conversion Price of the Notes by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the Conversion Price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Federal Income Tax Considerations."

    No adjustment in the Conversion Price will be required unless such adjustment would require a change of at least 1% of the Conversion Price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the Conversion Price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

SUBORDINATION

    The payment of principal of, premium, if any, and interest on the Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Debt, whether outstanding on the date of the Indenture or thereafter incurred. Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full of all obligations in respect of such Senior Debt before the holders of Notes will be entitled to receive any payment with respect to the Notes.


    In the event of any acceleration of the Notes because of an Event of Default, the holders of any Senior Debt then outstanding would be entitled to payment in full of all obligations in respect of such Senior Debt before the holders of the Notes are entitled to receive any payment or distribution in respect thereof. The Indenture will further require that the Company promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.



    The Company also may not make any payment upon or in respect of the Notes if
(i) a default in the payment of the principal of, premium, if any, interest, rent or other obligations in respect of Senior Debt occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Debt that permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or other person permitted to give such notice under the Indenture. Payments on the Notes may and shall be resumed
(a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received. No new period of payment blockage may be commenced unless and until (i) 365 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice and
(ii) all scheduled payments of principal, premium, if any, and interest on the Notes that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

    By reason of the subordination provisions described above, in the event of the Company's liquidation or insolvency, holders of Senior Debt may receive more, ratably, and holders of the Notes may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrences of any Event of Default under the Indenture.

    The Notes are obligations exclusively of the Company. Since the operations of the Company are partially conducted through Subsidiaries, the cash flow and the consequent ability to service debt, including the Notes, of the Company, are partially dependent upon the earnings of its Subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those Subsidiaries to, the Company. The payment of dividends and the making of loans and advances to the Company by its Subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings of those Subsidiaries and are subject to various business considerations.

    Any right of the Company to receive assets of any of its Subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by the Company.

    As of June 30, 1995, the Company had approximately $64.2 million of indebtedness outstanding that would have constituted Senior Debt (excluding accrued interest and Senior Debt constituting liabilities of a type not required to be reflected as a liability on the balance sheet of the Company in accordance with GAAP and not including the Debentures, which were converted or redeemed subsequent to June 30, 1995). As of June 30, 1995, there was also outstanding approximately $33.9 million of indebtedness and other obligations of Subsidiaries of the Company (excluding intercompany liabilities and liabilities of a type not required to be reflected as a liability on the balance sheet of such subsidiaries in accordance with GAAP) as to which the Notes would have been structurally subordinated. The Indenture will not limit the amount of additional indebtedness, including Senior Debt, which the Company can create, incur, assume or guarantee, nor will the Indenture limit the amount of indebtedness and other liabilities which any Subsidiary can create, incur, assume or guarantee.

    In the event that, notwithstanding the foregoing, the Trustee or any holder of Notes receives any payment or distribution of assets of the Company of any kind in contravention of any of the terms of the Indenture, whether in cash, property or securities, including, without limitation by way of set-off or otherwise, in respect of the Notes before all Senior Debt is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Debt, and will be immediately paid over or delivered to the holders of Senior Debt or their representative or representatives to the extent necessary to make payment in full of all Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Debt.

OPTIONAL REDEMPTION


    The Notes may be redeemed at the option of the Company, in whole or from time to time in part, on and after October 3, 1997, on not less than 15 nor more than 60 days' prior written notice to the holders thereof by first class mail, at the following redemption prices (expressed as percentages of principal amount) if redeemed during the 12-month period beginning October 1 of each year indicated (October 3 with respect to 1997), plus accrued and unpaid interest to the date fixed for redemption; provided, however, that the Company may not redeem the Notes prior to October 3, 1999 unless the closing price of the Common Stock on the principal stock exchange or market on which the Common Stock is then quoted or admitted to trading equals or exceeds 125% of the Conversion Price for at least 20 trading days within a period of 30 consecutive trading days ending on the fifth trading day prior to the date the notice of redemption is first mailed to the holders of the Notes:


                                                                         REDEMPTION
YEAR                                                                        PRICE
- ----------------------------------------------------------------------  -------------
1997..................................................................             %
1998..................................................................             %
1999..................................................................             %
2000..................................................................             %
2001..................................................................             %
2002..................................................................             %
2003..................................................................             %
2004..................................................................             %
2005..................................................................          100%

    If less than all the Notes are to be redeemed, the Trustee will select Notes for redemption pro rata or by lot or by any other method that the Trustee considers fair and appropriate. The Trustee may select for redemption a portion of the principal of any Note that has a denomination larger than $1,000. Notes and portions thereof will be redeemed in the amount of $1,000 or integral multiples of $1,000. The Trustee will make the selection from Notes outstanding and not previously called for redemption.

    Provisions of the Indenture that apply to the Notes called for redemption also apply to portions of the Notes called for redemption. If any Note is to be redeemed in part, the notice of redemption will state the portion of the principal amount to be redeemed. Upon surrender of a Note that is redeemed in part only, the Company will execute and the Trustee will authenticate and deliver to the holder a new Note equal in principal amount to the unredeemed portion of the Note surrendered.

    On and after the redemption date, unless the Company shall default in the payment of the redemption price, interest will cease to accrue on the principal amount of the Notes or portions thereof called for redemption and for which funds have been set apart for payment. In the case of Notes or portions thereof redeemed on a redemption date which is also a regularly scheduled interest payment date, the interest payment due on such date shall be paid to the person in whose name the Note is registered at the close of business on the relevant record date.

REPURCHASE AT OPTION OF HOLDERS UPON A DESIGNATED EVENT


    Upon the occurrence of a Designated Event, each holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Notes pursuant to the offer described below (the "Designated Event Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon to the date of purchase (the "Designated Event Payment"). Within 20 days following any Designated Event, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Designated Event and offering to repurchase Notes pursuant to the procedures required by the Indenture and described in such notice.



    The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Designated Event. Rule 13e-4 under the

Exchange Act requires, among other things, the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the Notes. The Company will comply with this rule to the extent applicable at that time.


    On the date specified for payment of the Designated Event Payment (the "Designated Event Payment Date"), the Company will, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Designated Event Offer, (2) deposit with the paying agent an amount equal to the Designated Event Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The paying agent will promptly mail to each holder of Notes so accepted the Designated Event Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; PROVIDED that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.


    The foregoing provisions would not necessarily afford holders of the Notes protection in the event of highly leveraged or other transactions involving the Company that may adversely affect holders.



    The right to require the Company to repurchase Notes as a result of a Designated Event could have the effect of delaying, deferring or preventing a Change of Control or other attempts to acquire control of the Company unless arrangements have been made to enable the Company to repurchase all the Notes at the repurchase date. Consequently, this right may render more difficult or discourage a merger, consolidation or tender offer (even if such transaction is supported by the Company's Board of Directors or is favorable to the stockholders), the assumption of control by a holder of a large block of the Company's shares and the removal of incumbent management.


    Except as described above with respect to a Designated Event, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring. Subject to the limitation on mergers and consolidations described below, the Company, its management or its Subsidiaries could in the future, enter into certain transactions, including refinancings, certain recapitalizations, acquisitions, the sale of all or substantially all of its assets, the liquidation of the Company or similar transactions, that would not constitute a Designated Event under the Indenture, but that would increase the amount of Senior Debt (or any other indebtedness) outstanding at such time or substantially reduce or eliminate the Company's assets. There are no restrictions in the Indenture on the creation of Senior Debt (or any other indebtedness) and, under certain circumstances, the incurrence of significant amounts of additional indebtedness could have an adverse effect on the Company's ability to service its indebtedness, including the Notes.


    The Credit Agreement currently prohibits the Company from purchasing any Notes and also provides that a Designated Event as well as certain other change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Designated Event occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a further default under the Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of Notes.


    A "Designated Event" will be deemed to have occurred upon a Change of Control or a Termination of Trading.

    A "Change of Control" will be deemed to have occurred when: (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange
Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of directors of the Company ("Voting Stock"), (ii) the Company consolidates with or merges into any other corporation, or conveys, transfers, or leases all or substantially all of its assets to any person, or any other corporation merges into the Company, and, in the case of any such transaction, the outstanding Common Stock of the Company is changed or exchanged as a result, unless the stockholders of the Company immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction, or (iii) any time the Continuing Directors do not constitute a majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company); PROVIDED that a Change of Control shall not be deemed to have occurred if either (x) the last sale price of the Common Stock for any five trading days during the ten trading days immediately preceding the Change of Control is at least equal to 105% of the Conversion Price in effect on the date of such Change of Control or (y) at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change of Control consists of shares of common stock that are, or upon issuance will be, traded on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States.


    The definition of Change of Control includes a phrase relating to the lease, transfer or conveyance of "all or substantially all" of the assets of the Company. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a lease, transfer or conveyance of less than all of the assets of the Company to another person or group may be uncertain.


    "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.


    A "Termination of Trading" will be deemed to have occurred if the Common Stock (or other common stock into which the Notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.


MERGER AND CONSOLIDATION

    The Indenture will provide that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, person or entity as an entirety or substantially as an entirety unless (a) the Company is the surviving corporation or the entity or the person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;
(b) the entity or person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (c) immediately after such transaction no Default or Event of Default exists; and (d) the Company or such person shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture comply with the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

    For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Subsidiaries of the Company, the capital stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

    Upon any such consolidation, merger, sale, assignment, conveyance, lease, transfer or other disposition in accordance with the foregoing, the successor person formed by such consolidation or into which the Company is merged or to which such sale, assignment, conveyance, lease, transfer or other disposition is made will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor had been named as the Company therein, and thereafter (except in the case of a sale, assignment, transfer, lease, conveyance or other disposition) the predecessor corporation will be relieved of all further obligations and covenants under the Indenture and the Notes.

EVENTS OF DEFAULT AND REMEDIES


    An Event of Default is defined in the Indenture as being (i) default in payment of the principal of, or premium, if any, on the Notes, whether or not such payment is prohibited by the subordination provisions of the Indenture;
(ii) default for 30 days in payment of any installment of interest on the Notes, whether or not such payment is prohibited by the subordination provisions of the Indenture; (iii) default by the Company for 60 days after notice in the observance or performance of any other covenants in the Indenture; (iv) default in the payment of the Designated Event Payment in respect of the Note on the date therefor, whether or not such payment is prohibited by the subordination provisions of the Indenture; (v) failure to provide timely notice of a Designated Event; (vi) failure of the Company or any Material Subsidiary to make any payment at maturity, including any applicable grace period, in respect of indebtedness for borrowed money of, or guaranteed or assumed by, the Company or any Material Subsidiary which payment is in an amount in excess of $25,000,000 and continuance of such failure for 30 days after notice; (vii) default by the Company or any Material Subsidiary with respect to any such indebtedness, which default results in the acceleration of any such indebtedness of an amount in excess of $25,000,000 without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled for 30 days after notice; or (viii) certain events involving bankruptcy, insolvency or reorganization of the Company or any Material Subsidiary.


    If  an Event of Default (other than  an Event of Default specified in clause
(viii) above with respect to the Company) occurs and is continuing, then and in every such case the Trustee, by written notice to the Company, or the holders of not less than 25% in aggregate principal amount of the then outstanding Notes, by written notice to the Company and the Trustee, may declare the unpaid principal of, premium, if any, and accrued and unpaid interest on, all the Notes then outstanding to be due and payable. Upon such declaration such principal amount, premium, if any, and accrued and unpaid interest will become immediately due and payable, notwithstanding anything contained in the Indenture or the Notes to the contrary, but subject to the provisions limiting payment described in "-- Subordination." If any Event of Default specified in clause (viii) above occurs with respect to the Company, all unpaid principal of, and premium, if any, and accrued and unpaid interest on, the Notes then outstanding will automatically become due and payable, subject to the provisions described in "-- Subordination, " without any declaration or other act on the part of the Trustee or any holder of Notes.

    Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless such holders have offered to the Trustee an indemnity satisfactory to it against any loss, liability or expense. Subject to all provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. If a Default or Event of Default occurs and is continuing and is known to the Trustee, the Indenture requires the Trustee to mail a notice of Default or Event of Default to each holder within 60 days of the occurrence of such Default or Event of Default, PROVIDED, HOWEVER, that the Trustee may withhold from the holders notice of any continuing Default or Event of Default (except a Default or Event of Default in the payment of principal of, premium, if any or interest on the Notes) if it determines that withholding notice is in their interest. The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may rescind any acceleration of the Notes and its consequences if all existing Events of Default (other than the nonpayment of principal of, premium, if any, and interest on the Notes which has become due solely by virtue of such acceleration) have been cured or waived and if the rescission would not conflict with any judgment or decree of any court of competent jurisdiction. No such rescission shall affect any subsequent Default or Event of Default or impair any right consequent thereto.

    In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to any date on which the Company is prohibited from redeeming the Notes by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes prior to such date, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

    The holders of a majority in aggregate principal amount of the Notes then outstanding may, on behalf of the holders of all the Notes, waive any past Default or Event of Default under the Indenture and its consequences, except Default in the payment of principal of, premium, if any, or interest on the Notes (other than the non-payment of principal of, premium, if any, and interest on the Notes which has become due solely by virtue of an acceleration which has been duly rescinded as provided above) or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of all holders of Notes.

    The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

AMENDMENT, SUPPLEMENT AND WAIVER

    Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).


    Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder): (a) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver, (b) reduce the principal of or change the fixed maturity of any Note or, other than as set forth in the next paragraph, alter the provisions with respect to the redemption of the Notes, (c) reduce the rate of or change the time for payment of interest on any Notes, (d) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (e) make any Note payable in money other than that stated in the Indenture and the Notes, (f) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of, premium, if any, or interest on the Notes, (g) waive a redemption payment with respect to any Note, (h) make any change in the foregoing amendment and waiver provisions or (i) except as permitted by the Indenture, increase the Conversion Price or, other than as set forth in the next paragraph, modify the provisions of the Indenture relating to conversion of the Notes in a manner adverse to the holders thereof. In addition, any amendment to the provisions of
Article 11 of the Indenture (which relate to subordination) will require the consent of the holders of at least 75% in aggregate principal amount of the Notes then outstanding if such amendment would adversely affect the rights of holders of Notes.



    Notwithstanding the foregoing, without the consent of any holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to (a) cure any ambiguity, defect or inconsistency, (b) provide for uncertificated Notes in addition to or in place of certificated Notes, (c) provide for the assumption of the Company's obligations to holders of Notes in the circumstances required under the Indenture as described under "-- Merger and Consolidation," (d) provide for conversion rights of holders of Notes in certain events such as a consolidation, merger or sale of all or substantially all of the assets of the Company, (e) reduce the Conversion Price, (f) make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder, or (g) comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the TIA.


SATISFACTION AND DISCHARGE

    The Company may discharge its obligations under the Indenture while Notes remain outstanding if (i) all outstanding Notes will become due and payable at their scheduled maturity within one year or (ii) all outstanding Notes are scheduled for redemption within one year, and in either case, the Company has deposited with the Trustee an amount sufficient to pay and discharge all outstanding Notes on the date of their scheduled maturity or the scheduled date of redemption.

GOVERNING LAW

    The Indenture will provide that the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law.

TRANSFER AND EXCHANGE


    A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption or repurchase. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.


    The registered holder of a Note will be treated as the owner of it for all purposes.

THE TRUSTEE

    The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. In case an Event of Default shall occur (and shall not be cured) and holders of the Notes have notified the Trustee, the Trustee will be required to exercise its powers with the degree of care and skill of a prudent person in the conduct of such person's own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of Notes, unless they shall have offered to the Trustee security and indemnity satisfactory to it.

    The Indenture and the TIA will contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest (as described in the TIA), it must eliminate such conflict or resign.

CERTAIN DEFINITIONS


    "Credit Agreement" means that certain Credit Agreement, dated as of June 6, 1994, by and among the Company and the Lenders named therein and Bank of America Illinois (as successor to Continental Bank N.A.), as Agent, providing for up to $52,500,000 of revolving credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.


    "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.


    "Designated Senior Debt" means any particular Senior Debt in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Indebtedness shall be "Designated Senior Debt" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Debt to exercise the rights of Designated Senior Debt).



    "Event of Default" has the meaning set forth under "-- Events of Default and Remedies" herein.


    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect from time to time.


    "Indebtedness" means, with respect to any person, all obligations, whether or not contingent, of such person (i) (a) for borrowed money (including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on the assets of the Company which is (1) given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or (2) existing on property at the time of acquisition thereof), (b) evidenced by a note, debenture, bond or other written instrument, (c) under a lease required to be capitalized on the balance sheet of the lessee under GAAP or under any lease or related document (including a purchase agreement) which provides that the Company is contractually obligated to purchase or cause a third party to purchase and thereby guarantee a minimum residual value of the lease property to the lessor and the obligations of the Company under such lease or related document to purchase or to cause a third party to purchase such leased property, (d) in respect of letters of credit, bank guarantees or bankers' acceptances (including reimbursement obligations with respect to any of the foregoing), (e) with respect to Indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which the property or assets of such person are subject, whether or not the obligation secured thereby shall have been assumed by or shall otherwise be such person's legal liability, (f) in respect of the balance of deferred and unpaid purchase price of any property or assets, (g) under interest rate or currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements; (ii) with respect to any obligation of others of the type described in the preceding clause (i) or under clause (iii) below assumed by or guaranteed in any manner by such person or in effect guaranteed by such person through an agreement to purchase (including, without limitation, "take or pay" and similar arrangements), contingent or otherwise (and the obligations of such person under any such assumptions, guarantees or other such arrangements); and
(iii) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing.


    "Issue Date" means the date on which the Notes are originally issued under the Indenture.

    "Material Subsidiary" means, at any date of determination, any Subsidiary of the Company that, together with its Subsidiaries, as of the end of such fiscal year, was the owner of more than 25% of the consolidated assets of the Company, after eliminating any inter-company receivables of such Subsidiary, all as set forth on the most recently available consolidated financial statements of the Company and its consolidated Subsidiaries for such fiscal year prepared in conformity with GAAP.


    "Maturity Date" means October 1, 2005.

    "Obligations"   means    any   principal,    interest,   penalties,    fees,
indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.


    "person" means any individual, corporation, partnership, joint venture, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.



    "Senior Debt" means the principal of, premium, if any, and interest on, rent under, and any other amounts payable on or in or in respect of the Credit Agreement and any other Indebtedness of the Company (including, without limitation, any Obligations in respect of such Indebtedness and, in the case of Designated Senior Debt, any interest accruing after the filing of a petition by or against the Company under any bankruptcy law, whether or not allowed as a claim after such filing in any proceeding under such bankruptcy law), whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to the foregoing); PROVIDED, HOWEVER, that Senior Debt does not include (v) Indebtedness evidenced by the Notes, (w) any liability for federal, state, local or other taxes owed or owing by the Company, (x) Indebtedness of the Company to any Subsidiary of the Company except to the extent such Indebtedness is of a type described in clause (ii) of the definition of Indebtedness, (y) trade payables of the Company (other than, to the extent they may otherwise constitute trade payables, any obligations of the type described in clause (ii) of the definition of Indebtedness), and (z) any particular Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Indebtedness shall not be senior in right of payment to, or is PARI PASSU with, or is subordinated or junior to, the Notes.


    "Subsidiary" means, with respect to any person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of that person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such person or a Subsidiary of such person or (b) the only general partners of which are such person or of one or more Subsidiaries of such person (or any combination thereof).

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following is a general discussion of certain United States federal income tax considerations relevant to holders of the Notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to a particular investor's decision to purchase the Notes, and it is not intended to be wholly applicable to all categories of investors, some of which, such as dealers in securities, banks, insurance companies, tax-exempt organizations and non-United States persons, may be subject to special rules. In addition, this discussion is limited to persons that purchase the Notes in the offering and hold the Notes as a "capital asset" within the meaning of Section 1221 of the Code.

    ALL PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK.

CONVERSION OF NOTES INTO COMMON STOCK

    In general, no gain or loss will be recognized for income tax purposes on a conversion of the Notes into shares of Common Stock. However, cash paid in lieu of a fractional share of Common Stock will likely result in taxable gain (or loss), which will be capital gain (or loss) to the extent that the amount of such cash exceeds (or is exceeded by) the portion of the adjusted basis of the Note allocable to such fractional share. The adjusted basis of shares of Common Stock received on conversion will equal the adjusted basis of the Note converted, reduced by the portion of adjusted basis allocated to any fractional share of Common Stock exchanged for cash. The holding period of an investor in the Common Stock received on conversion will include the period during which the converted Notes were held.


    The conversion price of the Notes is subject to adjustment under certain circumstances. See "Description of Notes -- Conversion." Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the Notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of the Company's current earnings and profits as of the end of the taxable year to which the constructive distribution relates and/or accumulated earnings and profits, if and to the extent that certain adjustments in the conversion price that may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of Common Stock) increase the proportionate interest of a holder of Notes in the fully diluted Common Stock, whether or not such holder ever exercises its conversion privilege. Moreover, if there is not a full adjustment to the conversion price of the Notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding Common Stock in the assets or earnings and profits of the Company, then such increase in the proportionate interest of the holders of the Common Stock generally will be treated as a distribution to such holders, taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of the Company's current earnings and profits as of the end of the taxable year to which the constructive distribution relates and/or accumulated earnings and profits.


MARKET DISCOUNT

    Investors acquiring Notes pursuant to this Prospectus should note that the resale of those Notes may be adversely affected by the market discount provisions of sections 1276 through 1278 of the Code. Under the market discount rules, if a holder of a Note purchases it at market discount (i.e., at a price below its stated redemption price at maturity) in excess of a statutorily-defined DE MINIMIS amount and thereafter recognizes gain upon a disposition or retirement of the Note, then the lesser of the gain recognized or the portion of the market discount that accrued on a ratable basis (or, if elected, on a constant interest rate basis) generally will be treated as ordinary income at the time of the disposition. Moreover, any market discount on a Note may be taxable to an investor to the extent of appreciation at the time of certain otherwise non-taxable transactions (e.g., gifts). Any accrued market discount not previously taken into income prior to a conversion of a Note, however, should (under Treasury Regulations not yet issued) carry over to the Common Stock received on conversion and be treated as ordinary income upon a subsequent disposition of such Common Stock to the extent of any gain recognized on such disposition. In addition, absent an election to include market discount in income as it accrues, a holder of a market discount debt instrument may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such debt instrument until the holder disposes of the debt instrument in a taxable transaction.

SALE, EXCHANGE OR RETIREMENT OF NOTES


    Each holder of Notes generally will recognize gain or loss upon the sale, exchange, redemption, repurchase, retirement or other disposition of those Notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) the holder's adjusted tax basis in those Notes (including any market discount previously included in income by the holder). Each holder of Common Stock into which the Notes are converted, in general, will recognize gain or loss upon the sale, exchange, redemption, or other disposition of the Common Stock measured under rules similar to those described in the preceding sentence for the Notes. Special rules may apply to redemptions of Common Stock which may result in different treatment. Any such gain or loss recognized on the sale, exchange, redemption, repurchase, retirement or other disposition of a Note or share of Common Stock should be capital gain or loss (except as discussed under "-- Market Discount" above), and would be long-term capital gain or loss if the Note or the Common Stock had been held for more than one year at the time of the sale or exchange. An investor's initial basis in a Note will be the cash price paid therefor.


BACKUP WITHHOLDING

    A holder of Notes or Common Stock may be subject to "back-up withholding" at a rate of 31% with respect to certain "reportable payments," including interest payments, dividend payments and, under certain circumstances, principal payments on the Notes. These back-up withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN,
(iii) fails to report properly interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to back-up withholding. A holder who does not provide the Company with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the back-up withholding rules is creditable against the holder's federal income tax liability, provided the required information is furnished to the IRS. Back-up withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons, provided their exemption from back-up withholding is properly established.

    The Company will report to the holders of Notes and Common Stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") among the Company and the Underwriters, the Company has agreed to sell to the Underwriters, and the Underwriters have agreed to purchase, the principal amount of the Notes set forth below:

                                                                             PRINCIPAL AMOUNT
                                UNDERWRITER                                      OF NOTES
- ---------------------------------------------------------------------------  -----------------
Salomon Brothers Inc.......................................................
Donaldson, Lufkin & Jenrette Securities Corporation........................
Merrill Lynch, Pierce Fenner & Smith
          Incorporated.....................................................
Montgomery Securities......................................................
                                                                             -----------------
    Total..................................................................   $   150,000,000
                                                                             -----------------
                                                                             -----------------

    In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase the entire principal amount of the Notes offered hereby if any Notes are purchased.

    The Company has been advised by the Underwriters that they propose to offer the Notes directly to the public at the initial public offering price set forth on the cover of this Prospectus and to certain dealers at such price less a concession of not more than % of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of % of the principal amount of the Notes. After the initial public offering of the Notes, the public offering price and such concessions may be changed.


    The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act or contribute to payments that the Underwriters may be required to make in respect thereof.



    The Underwriters will reimburse the Company for certain expenses relating to the offering.


    Except for certain exceptions pertaining to certain employee benefit plans, outstanding options and warrants to purchase Common Stock and securities convertible into Common Stock, the Company has agreed that it will not, without the prior written consent of Salomon Brothers Inc, for a period of 90 days after the date on which the Underwriting Agreement is executed, directly or indirectly, offer to sell, sell, grant any option for the sale of or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any shares of Common Stock, or any right or option to acquire any such shares or securities. Sales by the Company to the Underwriters are exempt from such restriction.


    In connection with the offering, certain Underwriters and selling group members who are qualifying registered market makers on Nasdaq may engage in passive market making transactions in the Common Stock on Nasdaq in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of offers or sales of the Notes in the offering. Passive market making transactions must comply with certain volume and price limitations and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security, and if all independent bids are lowered below the passive market maker's bid, then such bid must be lowered when cetain purchase limits are exceeded.



    The Company intends to apply for approval for the Notes to be quoted on the Nasdaq Stock Market. However, no assurance can be given that any market for the Notes will develop. See "Risk Factors -- Absence of Public Market for the Notes."

                                 LEGAL MATTERS

    The validity of the Notes and the shares of Common Stock issuable upon conversion thereof will be passed upon for the Company by Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Palo Alto, California, and for the Underwriters by Latham & Watkins, San Francisco, California.

                                    EXPERTS

    The consolidated financial statements and schedule of VLSI Technology, Inc. appearing in the Company's Annual Report (Form 10-K) for the year ended December 30, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES OFFERED IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                                       PAGE
                                                       -----
Available Information.............................           2
Information Incorporated by Reference.............           2
Prospectus Summary................................           3
Risk Factors......................................           7
Use of Proceeds...................................          13
Price Range of Common Stock and Dividend Policy...          13
Capitalization....................................          14
Selected Consolidated Financial Data..............          15
Business..........................................          17
Description of Notes..............................          21
Certain Federal Income Tax Considerations.........          33
Underwriting......................................          35
Legal Matters.....................................          36
Experts...........................................          36


$150,000,000
   [LOGO]

   % CONVERTIBLE
SUBORDINATED NOTES
DUE 2005

SALOMON BROTHERS INC

DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

MERRILL LYNCH & CO.

MONTGOMERY SECURITIES

PROSPECTUS

DATED              , 1995

                             VLSI TECHNOLOGY, INC.
                               AMENDMENT NO. 1 TO
                       REGISTRATION STATEMENT ON FORM S-3


                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


    The following table sets forth the various costs and expenses payable by the Company (a portion of which will be reimbursed to the Company by the Underwriters), other than underwriting discounts and commissions, with respect to the sale and distribution of the securities being registered. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq Listing Fees.


SEC Registration Fee..............................................  $  59,483
NASD Filing Fee...................................................     17,750
Nasdaq Listing Fees...............................................     27,500
Blue Sky Fees and Expenses........................................     15,000
Legal Fees and Expenses...........................................    125,000
Accounting Fees and Expenses......................................     50,000
Printing and Engraving............................................     60,000
Trustee, Transfer Agent and Registrar Fees........................     20,000
Miscellaneous.....................................................     25,267
                                                                    ---------
    Total.........................................................  $ 400,000
                                                                    ---------
                                                                    ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company has the power, pursuant to Section 145 of the Delaware General Corporation Law, to limit the liability of directors to the Company for certain breaches of fiduciary duty and to indemnify its directors, officers and other persons for certain acts. The Company's Restated Certificate of Incorporation, as amended, includes the following provision:

    "11. LIMITATION OF DIRECTORS' LIABILITY. To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as it may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Neither any amendment nor repeal of this Article 11, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article 11, shall eliminate or reduce the effect of this Article 11 in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article 11, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision."

    Article VI of the Bylaws of the Company provides that the Company shall indemnify certain agents of the Company against judgments, fines, settlements and other expenses arising from such person's agency relationship with the Company provided that the standard of conduct set forth therein is met. The effect of Article VI is to require that the Company provide indemnification to such agents to the maximum extent permitted by the Delaware General Corporation Law. Agents covered by this indemnification provision include current and former directors and officers of the Company, as well as persons who serve at the request of the Company as directors, officers, employees or agents of another enterprise.

    In addition, the Company has entered into indemnification agreements with each of its directors and certain of its officers. The indemnification agreements are based on the provisions of Section 145 of the Delaware General Corporation Law and attempt to provide the directors and officers of the Company with the maximum indemnification allowed under Delaware law. In certain instances, they may result in an expansion of the substantive protection available to such individuals under the Restated Certificate of Incorporation and the Bylaws.

    The   Company  currently   maintains  directors'   and  officers'  liability
insurance, but the policy does not provide coverage for liabilities arising under the Securities Act.

    Reference is also made to Section 8 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 16.  EXHIBITS


  EXHIBIT
  NUMBER     DESCRIPTION
- -----------  --------------------------------------------------------------------------------------------------------
      1.1(1) Form of Underwriting Agreement.
      4.1(2) Composite Certificate of Incorporation, as amended through May 5, 1995.
      4.2(3) First Amended and Restated Rights Agreement, dated as of August 12, 1992, by and between the Company and the First National Bank of Boston, as Rights Agent, and Amendment No. 1 thereto dated August 24, 1992.
      4.3(1) Form  of  Indenture between  the Registrant  and Harris  Trust  and Savings  Bank, as  Trustee, covering
               $150,000,000 of   % Convertible Subordinated Notes due 2005 (including form of Note).
      5.1(1) Opinion of  Wilson,  Sonsini,  Goodrich  &  Rosati,  Professional  Corporation,  regarding  legality  of securities being registered.
     10.1(1) Form of Second Amendment and Waiver to Credit Agreement.
     12.1(1) Statement setting forth computation of ratio of earnings to fixed charges.
     23.1(1) Consent of Ernst & Young LLP, Independent Auditors (see page II-5).
     23.2(1) Consent of Counsel (included in Exhibit 5.1).
     24.1(4) Power of Attorney (see page II-4).
     25.1(1) Statement of Eligibility of Trustee.

- ------------
(1)  Filed herewith.
(2) Incorporated by reference from Exhibit to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1995.
(3) Incorporated by reference from Exhibit to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 1992.
(4)  Previously filed.


ITEM 17.  UNDERTAKINGS

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 15 hereof or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon

    Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant, VLSI Technology, Inc., a corporation organized and existing under the laws of the State of Delaware, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 6th day of September, 1995.


                                          VLSI Technology, Inc.


                                          By:          /s/ JOHN C. BATTY


                                             -----------------------------------

                                                       John C. Batty,
                                                       VICE PRESIDENT


    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


                    SIGNATURE                                TITLE                 DATE
- -------------------------------------------------  -------------------------  --------------

                                                   Chairman of the Board,
                                                     Chief Executive Officer
                  /s/ ALFRED J. STEIN*               and President             September 6,
        ---------------------------------            (Principal Executive          1995
                (Alfred J. Stein)                    Officer) and Director

                                                   Vice President, Finance
              /s/ GREGORY K. HINCKLEY*               and Chief Financial       September 6,
        ---------------------------------            Officer (Principal            1995
              (Gregory K. Hinckley)                  Financial Officer)

              /s/ BALAKRISHNAN S. IYER*            Vice President and
        ---------------------------------            Controller (Principal     September 6,
             (Balakrishnan S. Iyer)                  Accounting Officer)           1995

                /s/ PIERRE S. BONELLI*
        ---------------------------------          Director                    September 6,
               (Pierre S. Bonelli)                                                 1995

               /s/ ROBERT P. DILWORTH*
        ---------------------------------          Director                    September 6,
              (Robert P. Dilworth)                                                 1995

                    /s/ JAMES J. KIM*
        ---------------------------------          Director                    September 6,
                 (James J. Kim)                                                    1995

                 /s/ HORACE H. TSIANG*
        ---------------------------------          Director                    September 6,
               (Horace H. Tsiang)                                                  1995

*By:     /s/ THOMAS C. TOKOS
                    -----------------------------
                Thomas C. Tokos,
                ATTORNEY IN FACT

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


    We consent to the reference to our firm under the captions "Selected Consolidated Financial Data" and "Experts" in this Amendment No. 1 to Registration Statement (Form S-3) and related Prospectus of VLSI Technology, Inc. for the registration of $172,500,000 of Convertible Subordinated Notes due 2005 and the Common Stock issuable upon conversion thereof and to the incorporation by reference therein of our report dated January 17, 1995, with respect to the consolidated financial statements and schedule of VLSI Technology, Inc. included in its Annual Report (Form 10-K) for the year ended December 30, 1994, filed with the Securities and Exchange Commission.


                                                               ERNST & YOUNG LLP

San Jose, California
September 6, 1995

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER     DESCRIPTION
- -----------  --------------------------------------------------------------------------------------------------------
      1.1(1) Form of Underwriting Agreement.
      4.1(2) Composite Certificate of Incorporation, as amended through May 5, 1995.
      4.2(3) First Amended and Restated Rights Agreement, dated as of August 12, 1992, by and between the Company and the First National Bank of Boston, as Rights Agent, and Amendment No. 1 thereto dated August 24, 1992.
      4.3(1) Form  of  Indenture between  the Registrant  and Harris  Trust  and Savings  Bank, as  Trustee, covering
               $150,000,000 of   % Convertible Subordinated Notes due 2005 (including form of Note).
      5.1(1) Opinion of  Wilson,  Sonsini,  Goodrich  &  Rosati,  Professional  Corporation,  regarding  legality  of securities being registered.
     10.1(1) Form of Second Amendment and Waiver to Credit Agreement.
     12.1(1) Statement setting forth computation of ratio of earnings to fixed charges.
     23.1(1) Consent of Ernst & Young LLP, Independent Auditors (see page II-5).
     23.2(1) Consent of Counsel (included in Exhibit 5.1).
     24.1(4) Power of Attorney (see page II-4).
     25.1(1) Statement of Eligibility of Trustee.

- ------------
(1)  Filed herewith.
(2) Incorporated by reference from Exhibit to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1995.
(3) Incorporated by reference from Exhibit to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 1992.
(4)  Previously filed.